Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 24

(to prospectus dated May 22, 2024)

THE BEACHBODY COMPANY, INC.

4,866,405 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

306,667 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 22, 2024 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 4,866,405 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), and (b) 5,333,333 warrants to purchase Class A Common Stock, every 50 warrants exercisable for one share of Class A Common Stock at an exercise price of $575.00 per share (the “private placement warrants”) and (ii) the issuance by us of up to 306,667 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Quarterly Report on Form 10-Q, for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission (“SEC”) on August 10, 2026 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The Nasdaq Stock Market LLC under the symbol “BODI.” On August 7, 2026, the closing sale price per share of our Class A Common Stock was $10.33.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

or

☐	TRANSITION REPORT PURSUANT TO Section 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-39735

The Beachbody Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-3222090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Continental Blvd, Floor 6 El Segundo, California	90245
(Address of principal executive offices)	(Zip Code)

(310) 883-9000

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☒	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

There were 4,555,733 shares of the registrant’s Class A Common Stock, par value $0.0001 per share, and 2,729,003 shares of the registrant’s Class X Common Stock, par value $0.0001 per share, outstanding as of August 5, 2026.

Glossary of Abbreviations and Acronyms

The following is a list of select abbreviations and acronyms used throughout this document. You may find it helpful to refer back to this table.

Acronym	Definition	Acronym	Definition
ABL	Asset-Based Lending	MAU	Monthly Active Users
AFCO	AFCO Acceptance Corporation	MLM	Multi-Level Marketing
ASC	Accounting Standards Codification	PAGA	Private Attorney General Act of 2004
bps	Basis Point(s); 1 bp = 0.01%	RSU	Restricted Stock Units
BFCCR	Billings Fixed Charge Coverage Ratio	SEC	Securities and Exchange Commission
BODi	Beachbody On Demand Interactive	SOFR	Secured Overnight Financing Rate
CD	Certificate of Deposit	UK	United Kingdom
CEO	Chief Executive Officer
CODM	Chief Operating Decision Maker
DAU	Daily Active Users
ESPP	Employee Stock Purchase Plan
FASB	Financial Accounting Standards Board
FCCR	Fixed Charge Coverage Ratio
FIF	First Insurance Funding
GAAP	Generally Accepted Accounting Principles

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

The Beachbody Company, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30,	December 31,
	2026	2025
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (restricted cash of $0.1 million at June 30, 2026 and December 31, 2025, respectively)	$32,389	$39,017
Restricted short-term investments	4,250	4,250
Inventory	12,570	9,410
Prepaid expenses	4,995	6,823
Other current assets	3,202	4,338
Total current assets	57,406	63,838
Property and equipment, net	5,815	8,523
Content assets, net	5,452	6,292
Goodwill	65,166	65,166
Right-of-use assets, net	1,224	1,625
Other assets	1,446	1,591
Total assets	$136,509	$147,035
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$6,839	$5,304
Accrued expenses	13,091	18,408
Deferred revenue	48,785	56,866
Current portion of lease liabilities	796	1,036
Current portion of Term Loan	2,125	1,062
Other current liabilities	1,351	3,920
Total current liabilities	72,987	86,596
Term Loan	21,440	22,564
Long-term lease liabilities, net	511	738
Other liabilities	4,381	5,817
Total liabilities	99,319	115,715
Stockholders’ equity:
Preferred stock, $0.0001 par value; 100,000,000 shares authorized, none issued and outstanding at June 30, 2026 and December 31, 2025	—	—
Common stock, $0.0001 par value, 1,900,000,000 shares authorized (1,600,000,000 Class A, 200,000,000 Class X and 100,000,000 Class C);
Class A: 4,554,406 and 4,450,721 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively;	1	1
Class X: 2,729,003 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively;	1	1
Class C: no shares issued and outstanding at June 30, 2026 and December 31, 2025	—	—
Additional paid-in capital	679,931	677,743
Accumulated deficit	(642,708)	(646,378)
Accumulated other comprehensive loss	(35)	(47)
Total stockholders’ equity	37,190	31,320
Total liabilities and stockholders’ equity	$136,509	$147,035

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenue:
Digital	$31,158	$39,693	$64,720	$82,604
Nutrition and other	18,455	24,172	39,177	52,825
Connected fitness	—	76	—	875
Total revenue	49,613	63,941	103,897	136,304
Cost of revenue:
Digital	4,030	4,893	8,260	11,104
Nutrition and other	9,837	11,740	20,892	25,191
Connected fitness	—	1,070	—	2,222
Total cost of revenue	13,867	17,703	29,152	38,517
Gross profit	35,746	46,238	74,745	97,787
Operating expenses:
Selling and marketing	15,634	25,528	34,393	56,498
Enterprise technology and development	9,884	10,611	19,291	23,207
General and administrative	8,560	11,571	16,279	23,228
Restructuring	—	2,492	—	2,492
Total operating expenses	34,078	50,202	69,963	105,425
Operating income (loss)	1,668	(3,964)	4,782	(7,638)
Other income (expense):
Loss on debt extinguishment	—	(2,166)	—	(2,166)
Change in fair value of warrant liabilities	519	1,558	328	869
Interest expense	(1,009)	(1,268)	(2,023)	(2,833)
Other income, net	324	41	733	266
Income (loss) before income taxes	1,502	(5,799)	3,820	(11,502)
Income tax provision	(118)	(101)	(150)	(146)
Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)

Net income (loss) per common share, basic (1)	$0.19	$(0.85)	$0.51	$(1.68)
Net income (loss) per common share, diluted (1)	$0.11	$(0.85)	$0.47	$(1.68)
Weighted-average common shares outstanding, basic	7,182	6,951	7,148	6,917
Weighted-average common shares outstanding, diluted	7,905	6,951	7,696	6,917

(1) In computing basic and diluted net income per common share, net income is reduced by the amount of undistributed net income allocated to participating securities other than common shares, as required under the two-class method. In computing the diluted net income per share, net income is adjusted for the change in fair value of warrant liabilities for warrants that are dilutive. See Note 15: Income (loss) per Share

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)
Other comprehensive income (loss):
Foreign currency translation adjustment	27	(6)	12	(15)
Total other comprehensive income (loss)	27	(6)	12	(15)
Total comprehensive income (loss)	$1,411	$(5,906)	$3,682	$(11,663)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(in thousands)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balances at December 31, 2024	6,948	$2	$671,735	$(643,518)	$(49)	$28,170
Net loss	—	—	—	(5,748)	—	(5,748)
Other comprehensive loss	—	—	—	—	(9)	(9)
Equity-based compensation	55	—	1,726	—	—	1,726
Options exercised, net of tax withholdings	7	—	47	—	—	47
Tax withholdings on vesting of restricted stock	(22)	—	(151)	—	—	(151)
Balances at March 31, 2025	6,988	$2	$673,357	$(649,266)	$(58)	$24,035
Net loss	—	—	—	(5,900)	—	(5,900)
Other comprehensive loss	—	—	—	—	(6)	(6)
Equity-based compensation	69	—	2,015	—	—	2,015
Issuance of shares due to Employee Stock Purchase Plan	20	—	78	—	—	78
Tax withholdings on vesting of restricted stock	(11)	—	(64)	—	—	(64)
Balances at June 30, 2025	7,066	$2	$675,386	$(655,166)	$(64)	$20,158

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balances at December 31, 2025	7,180	$2	$677,743	$(646,378)	$(47)	$31,320
Net income	—	—	—	2,286	—	2,286
Other comprehensive loss	—	—	—	—	(15)	(15)
Equity-based compensation	89	—	1,118	—	—	1,118
Options exercised, net of tax withholdings	2	—	14	—	—	14
Tax withholdings on vesting of restricted stock	(36)	—	(372)	—	—	(372)
Balances at March 31, 2026	7,235	$2	$678,503	$(644,092)	$(62)	$34,351
Net income	—	—	—	1,384	—	1,384
Other comprehensive income	—	—	—	—	27	27
Equity-based compensation	23	—	1,285	—	—	1,285
Options exercised, net of tax withholdings	13	—	84	—	—	84
Issuance of shares due to Employee Stock Purchase Plan	15	—	95	—	—	95
Tax withholdings on vesting of restricted stock	(3)	—	(36)	—	—	(36)
Balances at June 30, 2026	7,283	$2	$679,931	$(642,708)	$(35)	$37,190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six months ended June 30,
	2026	2025

Cash flows from operating activities:
Net income (loss)	$3,670	$(11,648)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization expense	4,174	4,910
Amortization of content assets	2,669	5,018
Provision for inventory	829	559
Change in fair value of warrant liabilities	(328)	(869)
Equity-based compensation	2,403	3,741
Amortization of debt issuance costs	364	1,119
Paid-in-kind interest expense	—	218
Loss on debt extinguishment	—	2,166
Change in lease assets	400	523
Changes in operating assets and liabilities:
Inventory	(3,990)	4,340
Content assets	(1,829)	(1,290)
Prepaid expenses	1,828	4,348
Other assets	1,361	18,497
Accounts payable	1,531	(4,647)
Accrued expenses	(5,309)	(4,906)
Deferred revenue	(8,946)	(12,360)
Other liabilities	(3,109)	(3,139)
Net cash (used in) provided by operating activities	(4,282)	6,580
Cash flows from investing activities:
Purchase of property and equipment	(1,444)	(2,511)
Net cash used in investing activities	(1,444)	(2,511)
Cash flows from financing activities:
Proceeds from exercise of stock options	98	47
Debt borrowings	—	25,000
Debt repayments	—	(22,582)
Proceeds from issuance of common shares in the Employee Stock Purchase Plan	95	78
Tax withholding payments for vesting of restricted stock	(408)	(215)
Payment of debt issuance costs	(425)	(1,543)
Net cash (used in) provided by financing activities	(640)	785
Effect of exchange rates on cash, cash equivalents, and restricted cash	(262)	520
Net (decrease) increase in cash, cash equivalents, and restricted cash	(6,628)	5,374
Cash, cash equivalents and restricted cash, beginning of period	39,017	20,187
Cash, cash equivalents, and restricted cash, end of period	$32,389	$25,561
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$1,656	$900
Cash received during the year for US Federal income taxes	$—	$(324)
Cash paid during the year for Texas GMT income taxes	69	73
Cash (received) paid during the year for UK income taxes	(4)	16
Cash paid during the year for Canada income taxes	11	19
Cash paid during the year for income taxes from other jurisdictions	14	21
Supplemental disclosure of noncash investing activities:
Property and equipment acquired but not yet paid for	$302	$481
Supplemental disclosure of noncash financing activities:
Debt issuance costs, accrued but not paid	—	238

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Business

The Beachbody Company, Inc. (“BODi” or the “Company”) is the proactive wellness company delivering nutrition, supplements, and proven fitness programs that help people take control of their health inside and out. The Company is the creator of some of the world’s most popular fitness programs. The Company’s fitness programs are available for streaming through subscription and/or digital program purchases on the Beachbody On Demand Interactive ("BODi") digital platform, accessible through a web browser, iOS devices, Android Devices, and Roku. BODi offers nutritional products such as Shakeology nutrition shakes and Beachbody Performance supplements, which have been designed and clinically tested to help customers achieve their goals. The Company’s revenue has historically been generated primarily through a network of micro-influencers (“Partners”), social media marketing channels, and direct response advertising. On September 30, 2024, the Company announced strategic initiatives to transition its network business from a Multi-Level Marketing ("MLM") model with its Partners to a single level affiliate model (the "Pivot").

Basis of Presentation and Principles of Consolidation

The Company prepares its unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Significant estimates in our condensed consolidated financial statements include, but are not limited to, the useful life and recoverability of long-lived assets, the valuation of warrant liabilities, the recognition and measurement of income tax assets and liabilities, the impairment of goodwill, and the net realizable value of inventory. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results could differ from those estimates. We periodically review estimates and assumptions and we reflect the effects of changes, if any, in the unaudited condensed consolidated financial statements in the period that they are determined.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, include all normal recurring adjustments necessary for the fair statement of the Company’s financial position, results of operations, and cash flows. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated in consolidation. The financial data and other financial information disclosed in the notes to these unaudited condensed consolidated financial statements are also unaudited. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025. Interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

Summary of Changes in Significant Accounting Estimates

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, to improve disclosures about a company's income taxes paid and the effective rate reconciliation table. The Company adopted this new accounting guidance on a retrospective basis on January 1, 2025, and the adoption did not have a material effect on its unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which amends ASC 326-20 to provide a practical expedient and an accounting policy election (for all entities other than public business entities that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Company adopted this new accounting guidance on January 1, 2026, and the adoption did not have a material effect on its unaudited condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, to provide additional disclosure about the nature of a company's expenses included in the income statement. The guidance in this update will be effective for public companies for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15,

2027. The Company is evaluating the potential impact of adopting this guidance on its unaudited condensed consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Targeted Improvement to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The amendments also supersede the guidance on web site development costs in ASC 350-50. The guidance in this update will be effective for all entities for annual periods beginning after December 15, 2027 and interim reporting periods within those reporting periods. The Company is evaluating the potential impact of adopting this guidance on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact, if any, of adopting this guidance on its unaudited condensed consolidated financial statements.

Note 2. Revenue

The Company’s revenue disaggregated by geographic region is as follows (in thousands):

	Three months ended June 30,
	2026	2025

Geographic region:
United States	$46,055	$58,997
Rest of world[1]	3,558	4,944
Total revenue	$49,613	$63,941

	Six months ended June 30,
	2026	2025

Geographic region:
United States	$96,169	$125,849
Rest of world[1]	7,728	10,455
Total revenue	$103,897	$136,304

(1) Consists of Canada, United Kingdom, and France. Other than the United States, no single country accounted for more than 10% of total revenue during the three and six months ended June 30, 2026 and 2025.

The Company determined that, in addition to the preceding table, the disaggregation of revenue by revenue type as presented in the unaudited condensed consolidated statements of operations achieves the disclosure requirement to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Deferred Revenue

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer, or stand ready to transfer, goods or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized and physical products sold that have not yet been delivered. The Company expects to recognize approximately 99% of the remaining performance obligations as revenue in the next 12 months, and the remainder thereafter. During the three and six months ended June 30, 2026, the Company recognized $16.3 million and $43.1 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2025. During the three and six months ended June 30, 2025, the Company recognized $21.5 million and $57.8 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2024.

Note 3. Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3

Assets
Restricted short-term investments	$—	$4,250	$—
Total assets	$—	$4,250	$—

Liabilities
Term Loan Warrants	$—	$—	$699
Common Stock Warrants	—	—	3,126
Total liabilities	$—	$—	$3,825

	December 31, 2025
	Level 1	Level 2	Level 3

Assets
Restricted short-term investments	$—	$4,250	$—
Total assets	$—	$4,250	$—

Liabilities
Term Loan Warrants	$—	$—	$733
Common Stock Warrants	—	—	3,420
Total liabilities	$—	$—	$4,153

Fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their recorded value due to the short period of time to maturity. Restricted short-term investments of $4.3 million at June 30, 2026 consist of a one-year certificate of deposit (“CD”) that matured on July 26, 2026 with an interest rate of 3.5%, which is restricted due to a contractual agreement. Upon the maturity of this CD on July 26, 2026, the Company entered into a $1.75 million 90 day CD at an interest rate of 3.0%. The remaining cash balance of $2.5 million will be available for general corporate purposes of the Company. The Company’s Term Loan Warrants (as defined below) and Common Stock Warrants (as defined below) are classified within Level 3 of the fair value hierarchy because their fair values are based on significant inputs that are unobservable in the market.

Private Placement Warrants

The Company's outstanding warrants for the purchase of 106,667 shares of the Company's Class A common stock at an exercise price of $575.00 per share (the "Private Placement Warrants") expired unexercised on June 25, 2026. These warrants had no outstanding warrant liability at the time of their expiration.

Public Warrants

The Company's outstanding warrants for the purchase of 200,000 shares of the Company's Class A common stock at an exercise price of $575.00 per share (the "Public Warrants") expired unexercised on June 25, 2026. These warrants had no outstanding warrant liability at the time of their expiration.

Term Loan Warrants

The Company determined the fair value of the Term Loan Warrants (as defined below) using a Black-Scholes option-pricing model and the quoted price of the Company’s Class A common stock. Volatility was based on the implied volatility derived from the Company's historical volatility. The expected life was based on the remaining contractual term of the Term Loan Warrants, and the risk-free interest rate was based on the implied yield available on U.S. treasury securities with a maturity equivalent to the Term Loan Warrants expected life. The significant unobservable input used in the fair value measurement of the Term Loan Warrants is the implied volatility. Significant changes in the implied volatility would result in a significantly higher or lower fair value measurement, respectively. See Note 9, Debt, for additional information regarding the Term Loan Warrants.

The following table presents significant assumptions utilized in the valuation of the Term Loan Warrants at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025

Risk-free rate	4.1%	3.6%
Dividend yield rate	—	—
Volatility	91.6%	91.1%
Contractual term (in years)	3.11	3.60
Exercise price	$6.26	$6.26

The following table presents changes in the fair value of the Term Loan Warrants for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Balance, beginning of period	$767	$504	$733	$390
Change in fair value	(68)	(265)	(34)	(151)
Balance, end of period	$699	$239	$699	$239

For the three and six months ended June 30, 2026 and 2025, the change in the fair value of the Term Loan Warrants was due to the change in price of the Company's Class A Common Stock, the remaining contractual term and the risk-free rate. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of change in fair value of warrant liabilities and in the unaudited condensed consolidated balance sheets as other liabilities.

Common Stock Warrants

The Company issued warrants (the "Common Stock Warrants") on December 10, 2023, to certain institutional investors to purchase 543,590 shares of Class A common stock at an exercise price of $11.24 per share. The Common Stock Warrants may be exercised at any time beginning June 13, 2024, and will expire on June 13, 2029. The Company determined the fair value of the Common Stock Warrants using a Black-Scholes option-pricing model and the quoted price of the Company’s Class A common stock. Volatility was based on the implied volatility derived from the Company's historical volatility. The expected life was based on the remaining contractual term of the Common Stock Warrants, and the risk-free interest rate was based on the implied yield available on U.S. treasury securities with a maturity equivalent to the Common Stock Warrants expected life. The significant unobservable input used in the fair value measurement of the Common Stock Warrants is the implied volatility. Significant changes in the implied volatility would result in a significantly higher or lower fair value measurement, respectively.

The following table presents significant assumptions utilized in the valuation of the Common Stock Warrants on June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025

Risk-free rate	4.1%	3.6%
Dividend yield rate	—	—
Volatility	89.3%	90.4%
Contractual term (in years)	2.95	3.45
Exercise price	$11.24	$11.24

The following table presents changes in the fair value of the Common Stock Warrants for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Balance, beginning of period	$3,577	$2,358	$3,420	$1,783
Change in fair value	(451)	(1,293)	(294)	(718)
Balance, end of period	$3,126	$1,065	$3,126	$1,065

For the three and six months ended June 30, 2026 and 2025, the change in the fair value of the Common Stock Warrants resulted from the change in price of the Company’s Class A common stock, remaining contractual term, and the risk-free rate. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of change in fair value of warrant liabilities and in the unaudited condensed consolidated balance sheets as other liabilities.

Note 4. Inventory

Inventory, net consists of the following (in thousands):

	June 30, 2026	December 31, 2025

Raw materials and work in process	$5,888	$5,194
Finished goods	6,682	4,216
Total inventory	$12,570	$9,410

Total adjustments to the carrying value of excess inventory and inventory on hand to net realizable value were $0.2 million and $0.8 million during the three and six months ended June 30, 2026, respectively, and $0.4 million and $0.6 million during the three and six months ended June 30, 2025, respectively. The Company recorded all of these adjustments in nutrition and other cost of revenue for the three and six months ended June 30, 2026 and 2025, respectively.

Note 5. Other Current Assets

Other current assets consist of the following (in thousands):

	June 30, 2026	December 31, 2025
Accounts receivable, net	$1,346	$1,138
Deferred Affiliate costs	450	645
Deferred Partner costs	376	1,371
Other	1,030	1,184
Total other current assets	$3,202	$4,338

Note 6. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	June 30, 2026	December 31, 2025

Computer software and web development	$102,116	$107,539
Computer equipment	9,671	12,553
Leasehold improvements	—	20
Furniture, fixtures and equipment	310	470
Computer software and web development projects in-process	241	—
Property and equipment, gross	112,338	120,582
Less: Accumulated depreciation	(106,523)	(112,059)
Total property and equipment, net	$5,815	$8,523

The Company recorded depreciation expense related to property and equipment in the following expense categories of its unaudited condensed consolidated statements of operations as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Cost of revenue	$1,132	$775	$2,484	$2,333
Enterprise technology and development	814	1,247	1,690	2,577
Total depreciation	$1,946	$2,022	$4,174	$4,910

Note 7. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following (in thousands):

	June 30, 2026	December 31, 2025
Advertising	$3,124	$3,928
Employee compensation and benefits	2,876	3,796
Inventory, shipping and fulfillment	1,708	2,243
Outside professional services	1,524	2,170
Sales and other taxes	1,505	1,928
Information technology	1,334	1,308
Other accrued expenses	1,020	3,035
Total accrued expenses	$13,091	$18,408

As of December 31, 2025, we reclassified accrued Partner costs to other accrued expenses to conform to the current year presentation. This reclassification had no impact on total accrued expenses.

Advertising costs, which are primarily comprised of social media, television media, and internet advertising expenses and also include print, radio, and infomercial production costs, were $7.8 million and $18.9 million for the three and six months ended June 30, 2026, respectively, and $10.5 million and $22.1 million for the three and six months ended June 30, 2025, respectively.

Other Current Liabilities

On October 1, 2025, the Company entered into a financing agreement with AFCO Acceptance Corporation ("AFCO") to finance certain of its annual insurance premiums. The Company financed $1.7 million, which will be paid over an eleven month period with the first payment due on November 1, 2025. The financing has an interest rate of 6.84% and AFCO has a security interest in the underlying policies that were financed. The $0.5 million and $1.4 million outstanding as of June 30, 2026 and December 31, 2025, respectively, is recorded in other current liabilities and accounts payable in the condensed consolidated balance sheet and the interest expense is recorded in interest expense in the condensed consolidated statement of operations.

On October 1, 2025, the Company entered into a financing agreement with First Insurance Funding ("FIF") to finance certain of its annual insurance premiums. The Company financed $1.6 million, which will be paid over a nine month period with the first payment due on November 1, 2025. The financing has an interest rate of 6.82% and FIF has a security interest in the underlying policies that were financed. The $0.2 million and $1.2 million outstanding as of June 30, 2026 and December 31, 2025, respectively, is recorded in other current liabilities and accounts payable in the condensed consolidated balance sheet and the interest expense is recorded in interest expense in the condensed consolidated statement of operations.

Note 8. Commitments and Contingencies

Inventory Purchase and Service Agreements

The Company has noncancelable inventory purchase and service agreements with multiple service providers which expire at varying dates through 2029. During the three and six months ended June 30, 2026 and 2025, there were no losses on inventory purchase commitments. Service agreement obligations include amounts related to fitness and nutrition trainers, information systems support, and other technology projects.

Future minimum payments under noncancelable service and inventory purchase agreements for the periods succeeding June 30, 2026 are as follows (in thousands):

Six months ending December 31, 2026	$12,267
Year ending December 31, 2027	2,442
Year ending December 31, 2028 and thereafter	1,201
$15,910

The preceding table excludes royalty payments to fitness trainers, talent, and others that are based on future sales as such amounts cannot be reasonably estimated. During the six months ended June 30, 2026, the Company paid $1.3 million of royalty payments exclusive of guaranteed payments.

Lease Commitments

The Company leases facilities under noncancelable operating leases expiring through 2029. These lease obligations will require payments of approximately $0.5 million during the six months ending December 31, 2026, $0.5 million for the year ending December 31, 2027 and $0.4 million in total thereafter through 2029.

Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Such claims typically involve its products, intellectual property, and relationships with suppliers, customers, distributors, employees, and others. Contingent liabilities are recorded when it is both probable that a loss has occurred and the amount of the loss can be reasonable estimated. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its condensed consolidated financial position or results of operations.

On May 22, 2023, Jessica Lyons, an individual, and a group of other plaintiffs filed a class action complaint with the Los Angeles County Superior Court alleging that the Company misclassified its Partners as contractors rather than as employees and committed other violations of the California Labor Code. The Company understands that the plaintiffs in this matter intend on filing additional claims under the Private Attorney General Act of 2004 ("PAGA"). The Company and certain executive officers are listed as defendants in the complaint. The plaintiffs are seeking monetary damages. The Company filed a motion to compel arbitration in the case. The firm representing Ms. Lyons has also filed 28 arbitration actions in Los Angeles County in anticipation that the Company's motion to compel arbitration will be upheld. We have continued to deny the allegations in the complaint and have vigorously defended ourselves in this action. As of October 7, 2025, the parties reached a settlement that resulted in a dismissal of all claims, including all 28 filed arbitrations. A motion to dismiss the entire class action and PAGA complaint was filed on December 29, 2025, which was granted on January 12, 2026, and has now been formally dismissed in its entirety.

On June 14, 2024, Bryan Reilly on behalf of himself and similarly situated current and former stockholders of Forest Road Acquisition Corp., which later became the Beachbody Company, Inc. (“Forest Road”), filed a verified class action complaint (the “Reilly Action”) in the Delaware Chancery Court against the former directors and officers of Forest Road, as well as Forest Road Acquisition Sponsor LLC, Forest Road Company LLC, Zach Tarica, and Jeremy Tarica (together the “Forest Road Sponsor Defendants”) alleging claims for breach of fiduciary duty in connection with the merger among Forest Road, The Beachbody Company, Inc., and Myx in 2021 (the “Merger”). The lawsuit also brought claims against the Company, Kevin Meyer, and The Raine Group LLC (“Raine”) alleging aiding and abetting breach of fiduciary duty, and against the former Forest Road directors and officers, the Forest Road Sponsor Defendants, Raine, and Meyer for unjust enrichment. We also have certain indemnification obligations as to some or all of the former Forest Road directors and Raine as to certain claims.

The Reilly Action generally alleges that the proxy that Forest Road issued prior to the Merger contained numerous material misstatements and omissions that impaired the Forest Road stockholders’ ability to make an informed decision regarding whether to redeem their stock in connection with the Merger. The plaintiff also asserts that the Merger was a conflicted transaction because the Forest Road Sponsor Defendants and the former Forest Road directors were incentivized to close the Merger even if it was a value-decreasing transaction for Forest Road’s public stockholders. As to the Company, Meyer, and Raine, the complaint alleges that these defendants aided and abetted the Forest Road defendants’ disclosure violations. On December 5, 2024, the plaintiffs in the Reilly Action dismissed without prejudice the aiding and abetting claims against the Company and Raine. Consequently, the Company is not currently a party to the litigation but its indemnification obligation as to certain of the remaining defendant directors remains.

On July 1, 2025, the Defendants in the Reilly Action filed a motion to dismiss with the Delaware Chancery Court. On September 30, 2025, this motion to dismiss was granted, dismissing the action with prejudice and giving the Plaintiffs thirty days to file an appeal. On October 15, 2025, Plaintiffs filed a notice of appeal for the Reilly Action. The appeal was heard on April 22, 2026, and on May 7, 2026, the Supreme Court of the State of Delaware issued its order, affirming the lower court’s decision and dismissing the case.

On October 14, 2024, the firm Milberg Coleman Bryson Phillips Grossman ("Milberg") filed 10 arbitration demands alleging that the Company violated the Video Privacy Protection Act. The arbitration demands state that Milberg currently represents approximately 6,239 additional subscribers of BODi and intends to file similar demands for each person. The plaintiffs are seeking monetary damages as well as injunctive and equitable relief. As of September 11, 2025, the parties reached a settlement that resulted in a release of all threatened claims, including on behalf of all alleged affected subscribers.

The Company disputes the allegations in the above referenced active matters and intends to defend the matters vigorously. Some of our legal proceedings, such as the above referenced complaints, may be based on complex claims involving substantial uncertainties and unascertainable damages. Accordingly, other than the pending and settled matters noted above, it is not possible to determine the probability of loss or estimate damages for any of the above matters, and therefore the Company has not established reserves for any of these proceedings other than the pending and settled matters noted above. When the Company determines that a loss is both probable and reasonably estimable, the Company records a liability, and, if the liability is material, discloses the amount of the liability reserved. Given that such proceedings are subject to uncertainty, there can be no assurance that such legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

Note 9. Debt

ABL Facility

On May 13, 2025, (the “Asset-Based Lending Facility Effective Date”), the Company, the lenders party thereto and Tiger Finance, LLC (“Tiger”), as administrative agent, entered into a $35.0 million asset-based lending facility (the "ABL Facility"), which includes a $10.0 million uncommitted accordion, that matures on May 13, 2028 with the potential for two one-year extensions which would need to be approved by Tiger (the "Credit Agreement"). The amount that the Company may borrow under the ABL Facility is based on a borrowing base calculated based on advance rates for the various assets serving as collateral for the ABL Facility. The Company borrowed $25.0 million on the Asset-Based Lending Facility Effective Date. In connection with the ABL Facility, the Company incurred $1.8 million of third-party debt issuance costs which were recorded in the unaudited condensed consolidated balance sheet at June 30, 2026 as a reduction of long-term debt and are being amortized over the term of the ABL Facility using the effective-interest method. The ABL Facility bears interest based on the one-month Secured Overnight Financing Rate ("SOFR") plus 9.00% at its inception, which can decrease to the one-month SOFR plus 7.75% after May 13, 2026 if the Company's fixed charge coverage ratio is greater than 1.10x. The SOFR is subject to a 3.5% floor. The ABL Facility had an effective interest rate of 14.86% and a cash interest rate of 12.66% for the six months ended June 30, 2026. The Company recorded $1.0 million and $2.0 million of interest related to the ABL Facility during the three and six months ended June 30, 2026, respectively. The ABL Facility is secured by a first lien on substantially all of the Company’s assets.

The ABL Facility also contains customary representations, warranties, and covenants, which include, but are not limited to, restrictions on indebtedness, liens, restricted payments, asset sales, affiliate transactions, changes in line of business, investments, negative pledges and amendments to organizational documents and material contracts. The ABL Facility contains customary events of default, which among other things include (subject to certain exceptions and cure periods): (1) failure to pay principal, interest, or any fees or certain other amounts when due; (2) breach of any representation or warranty, covenant, or other agreement in the ABL Facility and other related loan documents; (3) the occurrence of certain bankruptcy or insolvency proceedings; and (4) certain other customary events of default.

The Company’s financial covenants under the ABL Facility were as follows until they were amended as part of the First Amended ABL Facility Credit Agreement (defined below):

1.
The Company shall not fail to exceed the Three Month Total Billings Target (as defined in the Credit Agreement).
2.
The Company shall not fail to exceed the Quarterly Digital Subscriptions Target (as defined in the Credit Agreement).
3.
On an annual basis, the amount of Capital Expenditures (as defined in the Credit Agreement) for the year then ended shall be less than $10 million, which can increase based on certain cost savings metrics.
4.
Liquidity, as defined in the Credit Agreement, shall be greater than $12 million at all times and during a Cure Period (as defined in the Credit Agreement) shall be greater than $13.2 million.

See ABL Facility First Amendment and ABL Facility Second Amendment below for discussion of the amendments to the above financial covenants.

If there is an event of default, including not being in compliance with the financial covenants, the ABL Facility will bear interest from the date of such event of default until the event of default is cured or waived in writing by the Lenders at the post default rate, which is the rate of interest in effect pursuant to the ABL Facility plus 3.50%. In the event of default, the Lenders could also require repayment of the outstanding balance of the ABL Facility. Repayment of the ABL Facility due to an event of default or a voluntary prepayment of all or a portion of the ABL Facility by the Company would require the Company to pay the prepayment premium of (a) Make Whole (as defined in the Credit Agreement) if repaid in the 18 months after the Asset-Based Lending Facility Effective Date, (b) 5.0%

if repaid 19-24 months after the Asset-Based Lending Facility Effective Date and (c) 2.0% if repaid 25-36 months after the Asset-Based Lending Facility Effective Date.

ABL Facility First Amendment

On January 7, 2026, (the “ABL Facility First Amendment Effective Date”), the Company and Tiger entered into Amendment No. 1 to the Credit Agreement (the "First Amended ABL Facility Credit Agreement") which amended the Company’s existing Credit Agreement. The First Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) eliminate the capital expenditures covenant, (2) increase the minimum liquidity financial covenant from $12 million to $15 million, (3) the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants are not tested unless the Company's cash balance is less than $4.6 million greater than the outstanding debt principal (a Covenant Testing Period, as defined in the First Amended ABL Facility Credit Agreement), (4) decrease the minimum Monthly Digital Subscriptions Target covenant level from 850,000 to 700,000, which is tested if a Covenant Testing Period (as defined in the First Amended ABL Facility Credit Agreement) has been triggered, (5) add an additional financial covenant such that if a Covenant Testing Period (as defined in the First Amended ABL Facility Credit Agreement) is in effect, the Company must maintain a minimum billings fixed charge coverage ratio ("BFCCR") (as defined in the First Amended ABL Facility Credit Agreement) of at least 1.1x, (6) extended the date for potential decrease in the interest rate of the ABL Facility from SOFR plus 9.00% to SOFR plus 7.75% from May 13, 2026 to December 31, 2026, (7) extended the Make Whole prepayment premium from November 13, 2026 to July 7, 2027, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred a 1% amendment fee on the outstanding ABL Facility balance prior to the amendment (fee of $0.3 million) which was recorded as of the ABL Facility First Amendment Effective Date in the consolidated balance sheet as a reduction of long-term debt and is being amortized over the remaining term of the ABL Facility using the effective-interest method.

ABL Facility Second Amendment

On August 3, 2026, (the “ABL Facility Second Amendment Effective Date”), the Company and Tiger entered into Amendment No. 2 to the Credit Agreement (the "Second Amended ABL Facility Credit Agreement") which amended the Company’s existing Credit Agreement which had been previously amended by the ABL Facility First Amendment on January 7, 2026. The Second Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants are not tested unless the Company's cash balance is less than $22.5 million, (a Covenant Testing Period, as defined in the Second Amended ABL Facility Credit Agreement), a decrease from the previous required cash level of $4.6 million greater than the outstanding debt principal ($29.6 million at June 30, 2026), (2) eliminate the minimum BFCCR covenant, (3) increase the minimum liquidity financial covenant from $15 million to $18 million, which will decrease at a monthly amount of approximately $0.2 million beginning March 1, 2027, to $16 million, (4) decrease the minimum Monthly Digital Subscriptions Target covenant level from 700,000 to 650,000 through December 31, 2026 and 550,000 thereafter, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (5) the Three Months Billings Target (as defined in the Second Amended ABL Facility Credit Agreement) increased from 90% to 92.5% of the forecast provided to the lender on the ABL Facility Second Amendment Effective Date, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (6) the interest rate of the ABL Facility will remain at SOFR plus 9.00% till the maturity of the ABL Facility, (7) the monthly principal payment will increase by approximately $0.1 million, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred an amendment fee of $0.3 million which was recorded as of the ABL Facility Second Amendment Effective Date in the consolidated balance sheet as a reduction of long-term debt and is being amortized over the remaining term of the ABL Facility using the effective-interest method.

See Note 16, Subsequent Events, for additional information on the Second Amended ABL Facility Credit Agreement, including amendments to the financial covenants.

Principal Balance-ABL Facility

As of June 30, 2026, the principal balance outstanding under the ABL Facility was $25.0 million. The aggregate amounts of payments due for the periods succeeding June 30, 2026 and reconciliation of the Company’s debt balances, net of debt discount and debt issuance costs, are as follows (in thousands):

Six months ending December 31, 2026	$1,062
Year ending December 31, 2027	2,125
Year ending December 31, 2028	21,813
Total debt	25,000
Less current portion	(2,125)
Less unamortized debt discount and debt issuance costs	(1,435)
Total long-term debt	$21,440

The ABL Facility has no required payment of principal until July 1, 2026 and thereafter the principal payments are approximately $2.1 million per year, which is split into equal monthly payments of $177,083. The remaining unpaid principal balance of the ABL Facility will be due on the maturity date of May 13, 2028, unless extended pursuant to its terms.

Repayment of Term Loan

The Company used the proceeds from the ABL Facility to repay in full its Term Loan (as defined below) on May 13, 2025 (outstanding principal balance of $17.3 million as of the date of repayment) along with the repayment of the outstanding paid in kind of $0.5 million, a prepayment premium of $0.3 million and outstanding accrued interest of $0.2 million. The repayment of the Term Loan was accounted for as a debt extinguishment and the Company wrote off the remaining amount of unamortized debt discount and debt issuance costs as of the repayment date ($1.7 million) which in addition to the prepayment premium ($0.3 million) and certain legal expenses, was recorded as a loss on debt extinguishment of $2.2 million in the three and six months ended June 30, 2025.

Term Loan

On August 8, 2022 (the “Effective Date”), the Company, Beachbody, LLC as borrower (a wholly owned subsidiary of the Company), and certain other subsidiaries of the Company as guarantors (the “Guarantors”), the lenders (the “Lenders”), and Blue Torch Finance, LLC, ("Blue Torch") as administrative agent and collateral agent for such lenders (the “Term Loan Agent”) entered into a financing agreement which was subsequently amended (collectively with any amendments thereto, the “Financing Agreement”). The Financing Agreement provided for senior secured term loans on the Effective Date in an aggregate principal amount of $50.0 million (the “Term Loan”) which was drawn on the Effective Date. Borrowings under the Term Loan were unconditionally guaranteed by the Guarantors. Such security interest consisted of a first-priority perfected lien on substantially all property and assets of the Company and subsidiaries, including stock pledges on the capital stock of the Company’s material and direct subsidiaries, subject to customary carveouts. In connection with the Financing Agreement, the Company incurred $4.5 million of third-party debt issuance costs which were recorded in the unaudited condensed consolidated balance sheets as a reduction of long-term debt and were amortized over the term of the Term Loan using the effective-interest method.

The Term Loan bore interest at a rate per annum equal to the sum of an applicable margin of 7.15% and the SOFR (based upon an interest period of three months). In addition, the Term Loan borrowings bore additional interest at 3.00% per annum, paid in kind by capitalizing such interest and adding such capitalized interest to the outstanding principal amount of the Term Loan on each anniversary of the Effective Date. The Term Loan had an effective interest rate of 28.00% and a cash interest rate of 11.63% for the period from January 1, 2025 to May 13, 2025 (the date that the Company repaid the Term Loan in full). The Company recorded $0.6 million and $2.1 million of interest related to the Term Loan during the three and six months ended June 30, 2025, respectively.

In connection with the Term Loan, the Company issued to certain holders affiliated with Blue Torch warrants for the purchase of 94,335 shares of the Company’s Class A common stock at an exercise price of $92.50 per share (the "Term Loan Warrants"). The Term Loan Warrants vest on a monthly basis over four years, with 30%, 30%, 20% and 20% vesting in the first, second, third and fourth years, respectively. The Term Loan Warrants have a seven-year term from the Effective Date. See Note 3, Fair Value Measurements, for information on the valuation of the Term Loan Warrants. The Term Loan Warrants were recorded in the unaudited condensed consolidated balance sheets as warrant liabilities. The initial fair value of the Term Loan Warrants, of $5.2 million, was being amortized as a debt discount over the term of the Term Loan using the effective-interest method. As noted above, when the Company repaid in full the Term Loan it wrote off the remaining unamortized debt discount. In connection with the Second Amendment, the Company also amended and restated the Term Loan Warrants (the "Warrant First Amendment"). The amendment of the Term Loan Warrants amended the exercise price of the Term Loan Warrants from $92.50 per share to $20.50 per share. The amended exercise price increased the fair value of the Term Loan Warrants as of the Second Amendment Effective Date by $0.8 million and was recorded as of the Second Amendment Effective Date as an incremental debt discount, and in addition to the remaining debt discount was being amortized over the amended term of the Term Loan using the effective-interest method. In connection with the Equity Offering (as defined below), the Term Loan Warrants conversion ratio was amended resulting in an increase in the number of shares purchased upon the exercise of the Term Loan Warrants to 97,482 shares of the Company's Class A common stock. In connection with the Fifth Amendment, the Company also amended and restated the Term Loan Warrants (the "Warrant Second Amendment"). The Warrant Second Amendment amended the exercise price of the Term Loan Warrants from $20.50 per share to $9.16 per share. The amended exercise price increased the fair value of the Term Loan Warrants as of the Fifth Amendment Effective Date by $0.1 million and was recorded as of the Fifth Amendment Effective Date as an incremental debt discount, and in addition to the remaining debt discount was being amortized over the amended term of the Term Loan using the effective interest method. In connection with the Term Loan Sixth Amendment, the Company also amended and restated the Term Loan Warrants for the purchase of 97,482 shares of the Company’s Class A common stock. The amendment of the Term Loan Warrants amended the exercise price from $9.16 per share to $6.26 per share.

Letter of credit

At June 30, 2026 and December 31, 2025, the Company had one irrevocable standby letter of credit outstanding, totaling $0.1 million which is collateralized by $0.1 million of cash. This letter of credit expires on December 6, 2026 and is automatically extended for one-year terms unless notice of non-renewal is provided 60 days prior to the end of the applicable term. At June 30, 2026 and December 31, 2025, the cash collateralizing this letter of credit is classified as current restricted cash in our unaudited condensed consolidated balance sheet.

Note 10. Segment

The Company is the proactive wellness company delivering nutrition, supplements, and proven fitness programs that help people take control of their health inside and out. The Company is the creator of some of the world’s most popular fitness programs. The Company's Chief Operating Decision Maker ("CODM") is its chief executive officer ("CEO"). The Company defines its one segment on the basis of the way in which internally reported financial information is regularly reviewed by the CODM to analyze financial performance, make decisions, and allocate resources.

The Company’s CODM assesses the segments performance by using net income (loss). The CODM uses net income (loss) for its segment in the annual budget and forecasting process. The CODM considers budget to actual variances on a quarterly basis for its profit measures when making decisions about the allocation of operating and capital resources to the segment.

The Company recorded depreciation expense related to its property and equipment of $1.9 million and $4.2 million for the three and six months ended June 30, 2026, respectively, and $2.0 million and $4.9 million for the three and six months ended June 30, 2025, respectively. See Note 6, Property and Equipment, Net, for additional information on the Company's depreciation expense. The Company recorded content amortization expense of $1.3 million and $2.7 million for the three and six months ended June 30, 2026, respectively, and $2.3 million and $5.0 million for the three and six months ended June 30, 2025, respectively. The Company recorded interest income, which is recorded in other income, net, in the condensed consolidated statement of operations, of $0.3 million and $0.6 million for the three and six months ended June 30, 2026, respectively, and $0.3 million and $0.5 million for the three and six months ended June 30, 2025, respectively.

Since the Company has only one reporting segment, the presentation of the Company’s segment’s operating results is the same as the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2026 and 2025 and the expenses on the condensed consolidated statement of operations are the significant segment expenses (see the Company’s condensed consolidated statement of operations) and its assets and liabilities are the same as the Company’s condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025 (see the Company’s condensed consolidated balance sheets).

Note 11. Stockholders’ Equity

As of June 30, 2026, 2,000,000,000 shares, $0.0001 par value per share are authorized, of which, 1,600,000,000 shares are designated as Class A common stock, 200,000,000 shares are designated as Class X common stock, 100,000,000 shares are designated as Class C common stock and 100,000,000 shares are designated as preferred stock.

Holders of each share of each class of Common Stock are entitled to dividends when, as, and if declared by the Company’s Board of Directors, subject to the rights and preferences of any holders of Preferred Stock outstanding at the time. As of June 30, 2026, the Company had not declared any dividends. The holder of each Class A common stock is entitled to one vote, the holder of each share of Class X common stock is entitled to ten votes and except as otherwise required by law, the holder of each share of Class C common stock is not entitled to any voting powers.

Accumulated Other Comprehensive Income (Loss)

The following tables summarize changes in accumulated other comprehensive income (loss) by component during the three months ended June 30, 2026 and 2025 (in thousands):

Total[1]

Balances at March 31, 2025	$(58)
Other comprehensive loss before reclassifications	(6)
Balances at June 30, 2025	$(64)

Balances at March 31, 2026	$(62)
Other comprehensive income before reclassifications	27
Balances at June 30, 2026	$(35)

1Total denotes foreign currency translation adjustments.

The following tables summarize changes in accumulated other comprehensive income (loss) by component during the six months ended June 30, 2026 and 2025 (in thousands):

Total[1]

Balances at December 31, 2024	$(49)
Other comprehensive loss before reclassifications	(15)
Balances at June 30, 2025	$(64)

Balances at December 31, 2025	$(47)
Other comprehensive income before reclassifications	12
Balances at June 30, 2026	$(35)

1Total denotes foreign currency translation adjustments.

Note 12. Equity-Based Compensation

Equity Compensation Plans

A summary of the option activity under the Company’s equity compensation plans is as follows:

	Time-Vesting Options Outstanding
	Number of Options	Weighted-Average Exercise Price (per option)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2025	714,618	$22.82	6.51	$2,573
Granted	50,000	8.86
Exercised	(15,292)	6.43
Forfeited	(12,896)	6.43
Expired	(1,200)	6.43
Outstanding at June 30, 2026	735,230	$22.53	6.26	$2,438
Exercisable at June 30, 2026	572,459	$26.95	5.89	$1,912

A summary of restricted stock unit ("RSU") activity is as follows:

	RSUs Outstanding
	Number of RSUs	Weighted-Average Fair Value (per RSU)
Outstanding at December 31, 2025	517,580	$9.24
Granted	542,964	10.53
Vested	(112,366)	11.69
Forfeited	(72,684)	10.19
Outstanding at June 30, 2026	875,494	$9.64

The fair value of RSUs vested during the three and six months ended June 30, 2026 was $0.2 million and $1.3 million, respectively. $0.8 million and $1.9 million was the fair value of RSUs vested during the three and six months ended June 30, 2025, respectively.

On January 1, 2026, the number of shares available for issuance under the 2021 Incentive Award Plan (the “2021 Plan”) increased by 358,986 pursuant to the terms of the 2021 Plan. As of June 30, 2026, 1,046,840 shares of Class A common stock were available for issuance under the 2021 Plan.

Vested RSUs included shares of common stock that the Company withheld on behalf of certain employees to satisfy the minimum statutory tax withholding requirements, as defined by the Company. The Company withheld shares of common stock with an aggregate fair value and remitted taxes of $0.4 million during the six months ended June 30, 2026, which were classified as financing cash outflows in the unaudited condensed consolidated statements of cash flows. The Company canceled and returned these shares to the 2021 Plan, which are available under the plan terms for future issuance.

Employee Stock Purchase Plan ("ESPP")

In May 2022, the Company established an ESPP, the terms of which allow for qualified employees to participate in the purchase of designated shares of the Company’s common stock at a price equal to 85% of the lower of the closing price at the beginning or ending of each six-month purchase period.

On January 1, 2026, the number of shares available for issuance under the ESPP increased by 71,797 pursuant to the terms of the ESPP. As of June 30, 2026, 248,772 shares of Class A common stock were available for issuance under the ESPP.

During the six months ended June 30, 2026, 14,734 shares of the Company’s common stock were issued pursuant to the ESPP at an average price of $6.43 per share.

Stock-based compensation expense associated with the Company’s ESPP is based on fair value estimated on the date of grant using the Black-Scholes option pricing valuation model and the following weighted-average assumptions for grants during the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
Risk-free rate	3.7%	4.2%
Dividend yield rate	—	—
Volatility	88.0%	68.7%
Expected term (in years)	0.50	0.50
Weighted-average grant date fair value	$1.93	$1.15

Equity-Based Compensation Expense

Equity-based compensation expense for the three and six months ended June 30, 2026 and 2025 was as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Cost of revenue	$122	$195	$223	$396
Selling and marketing	95	235	234	505
Enterprise technology and development	84	114	180	275
General and administrative	984	1,471	1,766	2,565
Total equity-based compensation	$1,285	$2,015	$2,403	$3,741

In connection with the restructuring activities that took place during the three and six months ended June 30, 2025, the Company modified certain stock awards of terminated employees (two employees in the three month period ended June 30, 2025 and approximately 10 employees in the three month period ended March 31, 2025). See Note 13, Restructuring, for additional information on the restructuring activities. The modifications in the three and six months ended June 30, 2025 included accelerating the vesting of any options that would have vested within three to six months of the employee's termination date (12 months for former executives of the Company), and all vested options will be available for exercise for a total of six months after the employee's termination date (that is, three months in addition to the standard three months per original agreement). As a result of these modifications, the Company recognized approximately zero and $0.9 million reduction to equity-based compensation expense in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2025, respectively.

13. Restructuring

On June 26, 2025, the Company executed a post Pivot restructuring (the "Restructuring") which reduced the Company's headcount by approximately 70 employees (approximately 22% of the Company’s workforce on that date) in the third quarter of 2025. The actions associated with the Restructuring resulted in approximately $2.5 million recorded in the Company's unaudited condensed consolidated statement of operations in the three and six months ended June 30, 2025.

In accordance with GAAP, employee termination benefits were recognized at the date employees were notified and post-employment benefits were accrued as the obligation was probable and estimable. Benefits for employees who provided service greater than 60 days from the date of notification were recognized ratably over the service period.

The following tables summarize activity in the Company’s restructuring-related liability during the three and six months ended June 30, 2025 (in thousands):

	Balance at	Restructuring	Payments /	Liability at
	March 31, 2025	Charges	Utilizations	June 30, 2025
Employee-related costs	$10	$2,492	$97	$2,599
Total costs	$10	$2,492	$97	$2,599

	Balance at	Restructuring	Payments /	Liability at
	December 31, 2024	Charges	Utilizations	June 30, 2025
Employee-related costs	$938	$2,492	$(831)	$2,599
Total costs	$938	$2,492	$(831)	$2,599

14. Income Taxes

The Company recorded a provision for income taxes of $0.1 million for the three months ended June 30, 2026 and a provision for income taxes of $0.2 million for the six months ended June 30, 2026, respectively, and a provision for income taxes of $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively. The effective tax rate was 7.9% and 3.9% for the three and six months ended June 30, 2026, respectively, and the effective tax rate was (1.7)% and (1.3)% for the three and six months ended June 30, 2025, respectively.

The tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate, adjusted for discrete items arising in that quarter. The Company’s effective tax rate differs from the U.S. statutory tax rate in the three and six months ended June 30, 2026 primarily due to changes in valuation allowances on deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized.

The Company evaluates its tax positions on a quarterly basis and revises its estimate accordingly. There were no material changes to the Company’s uncertain tax positions, interest, or penalties during the three and six months ended June 30, 2026.

15. Income (loss) per Share

The Company computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common shareholders for the period to be allocated between common stock and participating securities based upon their respective right to receive dividends as if all income for the period had been distributed. The Forest Road Earn-Out Shares are deemed participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company's losses.

Basic income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period, without considering any dilutive items. The Company applied the two-class method in arriving at basic and diluted income (loss) per common share and in determining diluted income (loss) per common share considering the impact of potentially dilutive securities applying the treasury stock method in arriving at the most dilutive result in arriving at diluted income (loss) per common share. In computing the diluted net income per share, net income is adjusted for the change in fair value of warrant liabilities for warrants that are dilutive.

The computation of net income (loss) per share of Class A and Class X common stock is as follows (in thousands, except share and per share information):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Numerator:
Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)
Less: Income allocated to participating securities under two-class method	14	—	38	—
Less: Tax impact of adjustment (1)	(1)	—	(1)
Net income (loss) available to common shareholders - two class method - basic	1,371	(5,900)	3,633	(11,648)
Diluted net income (loss) per share:
Less: Change in fair value on Term Loan Warrants	68	—	34	—
Less: Change in fair value on Common Stock Warrants	451	—	—	—
Less: Tax impact of adjustment (1)	(20)		(1)
Net income (loss) available to common shareholders - diluted	$872	$(5,900)	$3,600	$(11,648)

Denominator:
Weighted-average common shares outstanding, basic	7,182,414	6,950,761	7,148,294	6,917,062
Dilutive effect of:
RSUs	430,581	—	340,542	—
Options	235,902	—	166,787	—
Term Loan Warrants	44,327	—	40,587	—
Common Stock Warrants	11,379	—	—	—
Weighted-average common shares outstanding, diluted	7,904,603	6,950,761	7,696,210	6,917,062

Net income (loss) per common share, basic	$0.19	$(0.85)	$0.51	$(1.68)
Net income (loss) per common share, diluted	$0.11	$(0.85)	$0.47	$(1.68)

(1) Tax impact calculated using the annual effective tax rate.

Basic net income (loss) per common share is the same as dilutive net income (loss) per common share for the three and six months ended June 30, 2025 as the inclusion of all potential common shares would have been antidilutive in those periods.

The following table presents the common shares as of the end of the respective period that are excluded from the computation of diluted net income (loss) per common share as of the periods presented because including them would have been antidilutive:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Time-vesting options	499,328	860,500	568,443	860,500
RSUs	444,913	554,766	534,952	554,766
Compensation warrants	79,612	79,612	79,612	79,612
Public and Private Placement Warrants	—	306,667	—	306,667
Term Loan Warrants	53,155	97,482	56,895	97,482
Common Stock Warrants	532,211	543,590	543,590	543,590
Forest Road Earn-out Shares	75,000	75,000	75,000	75,000
ESPP	17,919	—	19,180	—
	1,702,138	2,517,617	1,877,672	2,517,617

Note 16. Subsequent Events

As mentioned in Note 9, Debt, on August 3, 2026, the Company and Tiger entered into the Second Amended ABL Facility Credit Agreement which amended the Company’s existing Credit Agreement which had been previously amended by the ABL Facility First Amendment on January 7, 2026. The Second Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants are not tested unless the Company's cash balance is less than $22.5 million, (a Covenant Testing Period, as defined in the Second Amended ABL Facility Credit Agreement), a decrease from the previous required cash level of $4.6 million greater than the outstanding debt principal ($29.6 million at June 30, 2026), (2) eliminate the minimum BFCCR covenant, (3) increase the minimum liquidity financial covenant from $15 million to $18 million, which will decrease at a monthly amount of approximately $0.2 million beginning March 1, 2027, to $16 million, (4) decrease the minimum Monthly Digital Subscriptions Target covenant level from 700,000 to 650,000 through December 31, 2026 and 550,000 thereafter, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (5) the Three Months Billings Target (as defined in the Second Amended ABL Facility Credit Agreement) increased from 90% to 92.5% of the forecast provided to the lender on the ABL Facility Second Amendment Effective Date, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (6) the interest rate of the ABL Facility will remain at SOFR plus 9.00% till the maturity of the ABL Facility, (7) the monthly principal payment will increase by approximately $0.1 million, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred an amendment fee of $0.3 million which was recorded as of the ABL Facility Second Amendment Effective Date in the consolidated balance sheet as a reduction of long-term debt and is being amortized over the remaining term of the ABL Facility using the effective-interest method.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (this “Report”) as well as our financial statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2025 (our "Form 10-K"). Unless otherwise indicated, the terms “BODi,” “we,” “us,” or “our” refer to The Beachbody Company, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements about the financial condition, results of operations, earnings outlook and prospects of the Company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on our current expectations as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following:

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in selling and marketing, general and administrative, and enterprise technology and development expenses (including any components of the foregoing), Adjusted EBITDA (as defined below), Adjusted Net Income (Loss) (as defined below), and our ability to achieve and maintain future profitability;
•
disruptions related to the Pivot (as defined below), any further restructurings and our ability to implement the proposed restructuring of our core business model;
•
our anticipated market opportunity;
•
our liquidity and ability to raise financing;
•
our ability to comply with the financial covenants in our ABL Facility (as defined below);
•
our success in retaining or recruiting, or changes required in, officers, key employees or directors;
•
other than the pre-funded warrants, our warrants are accounted for as liabilities and changes in the value of such warrants could have a material effect on our financial results;
•
our ability to effectively compete in the fitness and nutrition industries;
•
our ability to successfully acquire and integrate new operations;
•
our reliance on a few key products;
•
market conditions and global and economic factors beyond our control;
•
the impact of tariffs and global trade disruptions on us, our suppliers, and our customers;
•
intense competition and competitive pressures from other companies worldwide in the industries in which we will operate;
•
litigation and the ability to adequately protect our intellectual property rights; and
•
other risk and uncertainties under the heading “Risk Factors” set forth in this Report as well as our most recent Form 10-K.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

You should not place undue reliance upon our forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Overview

BODi is the proactive wellness company delivering nutrition, supplements, and proven fitness programs that help people take control of their health inside and out. The Company is the creator of some of the world’s most popular fitness programs. We focus primarily on digital content, supplements, and consumer health and fitness. Our goal is to continue to provide holistic health and fitness content, subscription-based solutions and digital program sales. We are the creator of some of the world’s most popular fitness programs, including P90X®, Insanity®, LIFT4®, and 21 Day Fix®, which transformed the at-home fitness market and disrupted the global fitness industry by making it accessible for people to get results—anytime, anywhere. Our comprehensive nutrition-first programs, Portion Fix® and 2B Mindset®, teach healthy eating habits and promote healthy, sustainable weight loss. These fitness and nutrition programs are available through our BODi streaming service.

We offer nutritional products such as Shakeology® nutrition shakes and Beachbody Performance supplements.

In the fitness and nutrition industry, we focus primarily on digital content, supplements, and consumer health and wellness. Our goal is to continue to provide holistic fitness and nutrition content and subscription-based solutions. Leveraging our history of fitness content creation, nutrition innovation, and our affiliates, we plan to continue market penetration into the fitness and nutrition markets to reach a wider fitness and nutrition audience. Management ceased the sale of connected fitness inventory in the first quarter of 2025.

Our revenue is generated primarily through a multi-channel network which includes our direct response advertising, affiliates, social media marketing channels, and e-commerce marketplaces such as Amazon. In addition, prior to the Pivot (as defined below), an additional primary source of revenue was our network of Partners. Components of revenue include recurring digital subscription revenue, digital program sales and revenue from the sale of nutritional and other products. In addition to selling individual products on a one-time basis, we bundle digital and nutritional products together at discounted prices.

On September 30, 2024, the Company announced a restructuring of its network business (the “Pivot”) which converted the Company’s multi-level marketing model (“MLM”) to a single level affiliate model.

For the three months ended June 30, 2026, as compared to the three months ended June 30, 2025:

•
Total revenue was $49.6 million, a 22% decrease;
•
Digital revenue was $31.2 million, a 22% decrease;
•
Nutrition and other revenue was $18.5 million, a 24% decrease;
•
Gross margin was 72.0%, a decrease of 30 basis points ("bps");
•
Operating expenses were $34.1 million, compared to $50.2 million;
•
Operating income was $1.7 million, the Company's fourth consecutive quarter of operating income, compared to an operating loss of $4.0 million in the prior year period;
•
Net income was $1.4 million, the Company's fourth consecutive quarter of net income, compared to a net loss of $5.9 million;
•
Adjusted net income was $0.9 million, the Company's fourth consecutive quarter of adjusted net income, compared to a loss of $2.8 million in the prior year period; and
•
Adjusted EBITDA was $6.7 million, compared to $4.6 million.

For the six months ended June 30, 2026, as compared to the six months ended June 30, 2025:

•
Total revenue was $103.9 million, a 24% decrease;
•
Digital revenue was $64.7 million, a 22% decrease;
•
Nutrition and other revenue was $39.2 million, a 26% decrease;
•
Gross margin was 71.9%, an increase of 20 bps;
•
Operating expenses were $70.0 million, compared to $105.4 million;
•
Operating income was $4.8 million, compared to an operating loss of $7.6 million in the prior year period;
•
Net income was $3.7 million, compared to a net loss of $11.6 million;
•
Adjusted net income was $3.4 million, compared to a loss of $7.9 million in the prior year period; and
•
Adjusted EBITDA was $14.6 million, compared to $8.3 million.

See “Non-GAAP Information” below for information regarding our use of Adjusted EBITDA, Adjusted net income (loss), and a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted net income (loss).

Recent Developments

ABL Facility First Amendment

On January 7, 2026, (the “ABL Facility First Amendment Effective Date”), the Company and Tiger Finance, LLC ("Tiger") entered into Amendment No. 1 to the Credit Agreement (the “First Amended ABL Facility Credit Agreement”), which amended the Company’s existing Credit Agreement. The First Amended ABL Facility Credit Agreement amends, among other things, certain terms of the prior Credit Agreement including without limitation, to (1) eliminate the maximum capital expenditures covenant, (2) amend the minimum liquidity financial covenant, (3) amend the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants which are not tested unless a Covenant Testing Period (as defined in the Amended ABL Facility Credit Agreement) has been triggered, (4) amend the minimum Monthly Digital Subscriptions Target, which is tested if a Covenant Testing Period has been triggered, (5) include a minimum billings fixed charge coverage ratio ("BFCCR") (as defined in the First Amended ABL Facility Credit Agreement) financial covenant, which is tested if a Covenant Testing Period has been triggered, (6) extended the date for potential decrease in the interest rate of the ABL Facility, (7) extended the Make Whole prepayment premium, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred a 1% amendment fee on the outstanding ABL Facility balance prior to the amendment (fee of $0.3 million).

See Note 9, Debt, for additional information on the ABL Facility and the repayment of the Term Loan.

ABL Facility Second Amendment

On August 3, 2026, (the “ABL Facility Second Amendment Effective Date”), the Company and Tiger entered into Amendment No. 2 to the Credit Agreement (the "Second Amended ABL Facility Credit Agreement"), which amended the Company’s existing Credit Agreement which had been previously amended by the ABL Facility First Amendment on January 7, 2026. The Second Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) amend the cash balance required to trigger a Covenant Testing Period, (2) eliminate the minimum BFCCR covenant, (3) amend the minimum liquidity financial covenant, (4) amend both the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants which are not tested unless a Covenant Testing Period has been triggered, (5) amend the monthly principal payment, (6) the interest rate of the ABL Facility will remain at SOFR plus 9.00% till the maturity of the ABL Facility, and (7) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred an amendment fee of $0.3 million.

See Note 9, Debt, and Note 16, Subsequent Events, for additional information on the Second Amended ABL Facility Credit Amendment.

Key Operational and Business Metrics

We use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	As of June 30,
	2026	2025

Digital subscriptions (millions)	0.76	0.94
Nutritional subscriptions (millions)	0.07	0.07

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Average digital retention	96.1%	96.7%	96.0%	96.8%
Total streams (millions)	15.2	18.0	33.1	38.8
DAU/MAU	31.9%	31.4%	32.5%	32.0%

Revenue (millions)	$49.6	$63.9	$103.9	$136.3
Gross profit (millions)	$35.7	$46.2	$74.7	$97.8
Gross margin	72.0%	72.3%	71.9%	71.7%

Net income (loss) (millions)	$1.4	$(5.9)	$3.7	$(11.6)
Adjusted net income (loss) (millions) (1)	$0.9	$(2.8)	$3.4	$(7.9)
Adjusted EBITDA (millions) (2)	$6.7	$4.6	$14.6	$8.3

(1) See “Non-GAAP Information” below for a reconciliation of net income (loss) to Adjusted net income (loss) and an explanation for why we consider Adjusted net income (loss) to be a helpful metric for investors.

(2) Please see “Non-GAAP Information” below for a reconciliation of net income (loss) to Adjusted EBITDA and an explanation for why we consider Adjusted EBITDA to be a helpful metric for investors.

Digital Subscriptions

Our ability to expand the number of digital subscriptions is an indicator of our market penetration and growth. Digital subscriptions from our BODi platform include paid and free-to-pay subscriptions, with free-to-pay subscriptions representing less than 1% of total digital subscriptions on average. Digital subscriptions are inclusive of all billing plans, currently for annual, semi-annual, quarterly and monthly billing intervals. In addition, we also have promotional offers which at times include membership options for greater than one year or the ability to buy a subscription for one year and get the second year free.

Nutritional Subscriptions

Nutritional subscriptions include monthly subscriptions for nutritional products such as Shakeology and Beachbody Performance. We also package and bundle the content experience of digital subscriptions with nutritional subscriptions to optimize customer results.

Average Digital Retention

We use month-over-month digital subscription retention, which is defined as the average rate at which the total subscriber file is retained for the next period, to measure customer retention. For instance, a 95% average digital retention rate would correspond with retaining each month an average of 95% of digital subscribers existing at the beginning of that month. A 95% average digital retention rate would translate into a loss at the end of the quarter of approximately 15% of the subscribers existing at the beginning of the quarter. This calculation excludes new customer acquisitions or subscribers added in a specific month, so this calculation can never exceed 100%.

Total Streams

We use total streams to quantify the number of fitness, nutrition and mindset programs viewed, which is an indicator of customer engagement and retention. While the measure of a digital stream may vary across companies, to qualify as a stream on any of our digital platforms, a program must be viewed for a minimum of 25% of the total running time.

Daily Active Users to Monthly Active Users (DAU/MAU)

We use the ratio of daily active users to monthly active users to measure how frequently digital subscribers are utilizing our service in a given month. We define a daily active user as a unique user streaming content on our platform in a given day. We define a monthly active user as a unique user streaming content on our platform in that same month.

Non-GAAP Information

In addition to our results determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we believe the following non-GAAP financial information is useful in evaluating our operating performance.

Adjusted EBITDA

We use Adjusted EBITDA, which is a non-GAAP performance measure, to supplement our results presented in accordance with GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization, amortization of capitalized cloud computing implementation costs, amortization of content assets, interest expense, income tax provision, equity-based compensation, restructuring costs, and other items that are not normal, recurring, operating expenses necessary to operate the Company’s business as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate BODi’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with GAAP because they are non-cash (for example, in the case of depreciation and amortization and equity-based compensation) or are not related to our underlying business performance (for example, in the case of restructuring costs, interest income and expense).

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure, for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025

Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)
Adjusted for:
Loss on debt extinguishment (1)	—	2,166	—	2,166
Depreciation and amortization	1,946	2,022	4,174	4,910
Amortization of capitalized cloud computing implementation costs	347	38	384	75
Amortization of content assets	1,300	2,289	2,669	5,018
Interest expense	1,009	1,268	2,023	2,833
Income tax provision	118	101	150	146
Equity-based compensation (2)	1,285	2,015	2,403	3,741
Restructuring (3)	—	2,492	—	2,492
Change in fair value of warrant liabilities	(519)	(1,558)	(328)	(869)
Non-operating (4)	(219)	(301)	(535)	(519)
Adjusted EBITDA	$6,651	$4,632	$14,610	$8,345

(1)
The six months ended June 30, 2025 represents the loss related to the $17.3 million debt extinguishment that the Company made on May 13, 2025.
(2)
Includes benefits due to the modification of stock awards of approximately zero and $0.9 million for the three and six months ended June 30, 2025, respectively.
(3)
Includes post-Pivot Restructuring expenses, primarily termination benefits, of $2.5 million for the three and six months ended June 30, 2025.
(4)
Primarily includes interest income.

Adjusted Net Income (Loss)

We use adjusted net income (loss), which is a non-GAAP performance measure, to supplement our results presented in accordance with GAAP. We believe adjusted net income (loss) is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. Adjusted net income (loss) is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate adjusted net income (loss) as net income (loss) adjusted for impairment of goodwill, restructuring costs, the change in fair value of warrant liabilities, and other items that are not normal, recurring operating activities necessary to operate the Company's business, and the tax impact of the adjustments as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate BODi’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted net income (loss) excludes certain expenses that are required in accordance with GAAP because they are non-cash (for example, in the case of impairment of goodwill and the change in fair value of warrant liabilities) or are not related to our underlying business performance (for example, in the case of restructuring costs).

The table below presents our adjusted net income (loss) reconciled to our net income (loss), the closest GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025
Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)
Adjusted for:
Loss on debt extinguishment (1)	—	2,166	—	2,166
Restructuring (2)	—	2,492	—	2,492
Change in fair value of warrant liabilities	(519)	(1,558)	(328)	(869)
Tax impact of adjustment (3)	20	(39)	13	(48)
Adjusted net income (loss)	$885	$(2,839)	$3,355	$(7,907)

(1) The six months ended June 30, 2025 represents the loss related to the $17.3 million debt extinguishment that the Company made on May 13, 2025.

(2) Includes post-Pivot Restructuring expenses, primarily termination benefits, of $2.5 million for the three and six months ended June 30, 2025.

(3) Tax impact calculated using the annual effective tax rate.

Net Cash Position

We use net cash position, which is a non-GAAP liquidity measure, to supplement our liquidity as presented in accordance with GAAP. We believe that net cash position is useful in viewing our liquidity, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors, and other interested parties in analyzing liquidity. Net cash position is not intended to be a substitute for GAAP financial measures and, as calculated may not be comparable to other similarly titled measures of liquidity for other companies in other industries or within the same industry.

The table below presents our net cash position, which is our cash and cash equivalents less the debt on our balance sheet for the periods indicated:

	June 30,	December 31,
(in thousands)	2026	2025

Cash and cash equivalents	$32,389	$39,017
Less:
Current portion of Term Loan	2,125	1,062
Term Loan	21,440	22,564
Net cash position	$8,824	$15,391

Free Cash Flow

We use free cash flow, which is a non-GAAP liquidity measure, to supplement our cash provided by operating activities as presented in accordance with GAAP. We believe that free cash flow is useful in evaluating our liquidity, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors, and other interested parties in analyzing liquidity. Free cash flow is not intended to be a substitute for GAAP financial measures and, as calculated may not be comparable to other similarly titled measures of liquidity for other companies in other industries or within the same industry.

The table below presents our free cash flow, which is our net cash provided by operating activities less cash used for the purchase of property and equipment for the periods indicated:

	Six months ended June 30,
(in thousands)	2026	2025

Net cash (used in) provided by operating activities	$(4,282)	$6,580
Less:
Cash used in the purchase of property and equipment	1,444	2,511
Free cash flow	$(5,726)	$4,069

Results of Operations

The Company has one operating segment. The following discussion of our results and operations is on a consolidated basis.

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenue:
Digital	$31,158	$39,693	$64,720	$82,604
Nutrition and other	18,455	24,172	39,177	52,825
Connected fitness	—	76	—	875
Total revenue	49,613	63,941	103,897	136,304
Cost of revenue:
Digital	4,030	4,893	8,260	11,104
Nutrition and other	9,837	11,740	20,892	25,191
Connected fitness	—	1,070	—	2,222
Total cost of revenue	13,867	17,703	29,152	38,517
Gross profit	35,746	46,238	74,745	97,787
Operating expenses:
Selling and marketing	15,634	25,528	34,393	56,498
Enterprise technology and development	9,884	10,611	19,291	23,207
General and administrative	8,560	11,571	16,279	23,228
Restructuring	—	2,492	—	2,492
Total operating expenses	34,078	50,202	69,963	105,425
Operating income (loss)	1,668	(3,964)	4,782	(7,638)
Other income (expense)
Loss on debt extinguishment	—	(2,166)	—	(2,166)
Change in fair value of warrant liabilities	519	1,558	328	869
Interest expense	(1,009)	(1,268)	(2,023)	(2,833)
Other income, net	324	41	733	266
Income (loss) before income taxes	1,502	(5,799)	3,820	(11,502)
Income tax provision	(118)	(101)	(150)	(146)
Net income (loss)	$1,384	$(5,900)	$3,670	$(11,648)

Revenue

Revenue includes digital subscriptions, digital program sales, nutritional supplement subscriptions, one-time nutritional sales, connected fitness products (management ceased the sale of bike inventory in the first quarter of 2025), and other fitness-related products. We often sell bundled products that combine digital subscriptions, nutritional products, and/or other fitness products. We consider these sales to be revenue arrangements with multiple performance obligations and allocate the transaction price to each performance obligation based on its relative stand-alone selling price. We defer revenue when we receive payments in advance of delivery of products or the performance of services. Digital subscriptions revenue is recognized ratably over the subscription period which at June 30, 2026 had an initial average life of approximately 13 months.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)
Revenue
Digital	$31,158	$39,693	$(8,535)	(22%)
Nutrition and other	18,455	24,172	(5,717)	(24%)
Connected fitness	-	76	(76)	(100%)
Total revenue	$49,613	$63,941	$(14,328)	(22%)

The decrease in digital revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily attributable to an $8.5 million decrease in revenue from our digital streaming services due to 20% fewer average subscriptions in the current quarter as compared to the prior year as the result of lower demand.

The decrease in nutrition and other revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily attributable to a $5.2 million decrease in revenue from nutritional products due to a 23% decrease in the average order value due to product mix and promotional offerings and 3% fewer average nutritional subscriptions in the current quarter as compared to the prior year as the result of lower demand and a $0.3 million decrease in shipping revenue due to the decrease in nutritional products sold.

The decrease in connected fitness revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was due to management's decision to cease the sale of bike inventory in the first quarter of 2025.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)
Revenue
Digital	$64,720	$82,604	$(17,884)	(22%)
Nutrition and other	39,177	52,825	(13,648)	(26%)
Connected fitness	—	875	(875)	(100%)
Total revenue	$103,897	$136,304	$(32,407)	(24%)

The decrease in digital revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily attributable to a $17.0 million decrease in revenue from our digital streaming services due to 20% fewer average subscriptions in the current year as compared to the prior year as the result of lower demand.

The decrease in nutrition and other revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily attributable to a $13.5 million decrease in revenue from nutritional products due to a 20% decrease in the average order value due to product mix and promotional offerings and 6% fewer average nutritional subscriptions in the current year as compared to the prior year as the result of lower demand and a $0.8 million decrease in shipping revenue due to the decrease in nutritional products sold, partially offset by a $0.8 million increase in Amazon sales primarily due to the increased focus on this sales channel.

The decrease in connected fitness revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was due to management's decision to cease the sale of bike inventory in the first quarter of 2025.

Cost of Revenue

Digital Cost of Revenue

Digital cost of revenue includes costs associated with digital content creation including amortization and revision of content assets, depreciation of streaming platforms and digital streaming costs. It also includes customer service costs, payment processing fees, depreciation of production equipment, facilities, and related personnel expenses.

Nutrition and Other Cost of Revenue

Nutrition and other cost of revenue includes product costs, shipping, logistics, fulfillment and warehousing, customer service, and payment processing fees. It also includes depreciation of nutrition-related e-commerce websites and social commerce platforms, and related personnel expenses.

Connected Fitness Cost of Revenue

Connected fitness cost of revenue consists of product costs, including bike and tablet hardware costs, duties and other applicable importing costs, shipping, fulfillment, warehousing and logistics costs, costs associated with service calls and repairs of products under warranty, payment processing and financing fees, customer service expenses, and personnel-related expenses associated with supply chain and logistics.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)
Cost of revenue
Digital	$4,030	$4,893	$(863)	(18%)
Nutrition and other	9,837	11,740	(1,903)	(16%)
Connected fitness	—	1,070	(1,070)	(100%)
Total cost of revenue	$13,867	$17,703	$(3,836)	(22%)

Gross profit
Digital	$27,128	$34,800	$(7,672)	(22%)
Nutrition and other	8,618	12,432	(3,814)	(31%)
Connected fitness	—	(994)	994	100%
Total gross profit	$35,746	$46,238	$(10,492)	(23%)

Gross margin
Digital	87.1%	87.7%
Nutrition and other	46.7%	51.4%
Connected fitness	—	NM
Total gross margin	72.0%	72.3%

NM-not meaningful

The decrease in digital cost of revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily due to a $1.0 million decrease in digital content amortization as the result of lower production spend. The slight decrease in digital gross margin for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 was primarily as a result of certain fixed expenses which did not decrease as quickly as the decline in digital revenue.

The decrease in nutrition and other cost of revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily due to a $1.0 million decrease in logistics expenses related to the decrease in nutrition and other revenue and a $0.7 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the past two years. The decrease in nutrition and other gross margin for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 was primarily due to a higher level of promotional offerings in the current period.

The decrease in connected fitness cost of revenue for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was due to management's decision to cease the sale of bike inventory in the first quarter of 2025.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)
Cost of revenue
Digital	$8,260	$11,104	$(2,844)	(26%)
Nutrition and other	20,892	25,191	(4,299)	(17%)
Connected fitness	—	2,222	(2,222)	(100%)
Total cost of revenue	$29,152	$38,517	$(9,365)	(24%)

Gross profit
Digital	$56,460	$71,500	$(15,040)	(21%)
Nutrition and other	18,285	27,634	(9,349)	(34%)
Connected fitness	—	(1,347)	1,347	100%
Total gross profit	$74,745	$97,787	$(23,042)	(24%)

Gross margin
Digital	87.2%	86.6%
Nutrition and other	46.7%	52.3%
Connected fitness	—	NM
Total gross margin	71.9%	71.7%

The decrease in digital cost of revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was due to a $2.3 million decrease in digital content amortization as a result of lower production spend, a $0.3 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the past two years, and a $0.3 million decrease in depreciation expense as a result of the end of the useful life of certain fixed assets. The increase in digital gross margin for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 was primarily due to the decrease in digital content amortization.

The decrease in nutrition and other cost of revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to a $2.1 million decrease in product costs due to a decrease in the volume of products sold, a $1.8 million decrease in logistics expenses related to the decrease in nutrition and other revenue, and a $1.4 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the past two years, partially offset by a $0.5 million increase in depreciation expense and a $0.3 million increase in inventory adjustments. Nutrition and other gross margin decreased for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily as a result of a higher level of promotional offerings in the current year.

The decrease in connected fitness cost of revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was due to management's decision to cease the sale of bike inventory in the first quarter of 2025.

Operating Expenses

Selling and Marketing

Selling and marketing expenses primarily include the cost of advertising, third-party sales commissions, Partner compensation, affiliate expenses (which began on November 1, 2024), promotions and events as well as the personnel expenses for employees and consultants who support these areas. Selling and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue, timing of new content and nutritional product launches, and the timing of our media investments to build awareness around launch activity.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Selling and marketing	$15,634	$25,528	$(9,894)	(39%)
As a percentage of total revenue	31.5%	39.9%

The decrease in selling and marketing expense for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily due to a $7.1 million decrease in Partner compensation (from $7.6 million for the three months ended June 30, 2025 to $0.4 million for the three months ended June 30, 2026) due to the Pivot (as we no longer have Partner compensation on new sales after November 1, 2024 and the Partner Compensation recorded in the current quarter was the amortization of Partner compensation that was deferred in prior periods), a $1.3 million decrease in media expense due to continued cost containment, and a $0.5 million decrease in royalty expense due to a decrease in royalty bearing sales.

Selling and marketing expense as a percentage of total revenue decreased by 840 bps primarily due to the Pivot and transition from the MLM model to an affiliate model which significantly reduced Partner compensation.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Selling and marketing	$34,393	$56,498	$(22,105)	(39%)
As a percentage of total revenue	33.1%	41.4%

The decrease in selling and marketing expense for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to a $18.4 million decrease in Partner compensation (from $19.5 million for the six months ended June 30, 2025 to $1.1 million for the six months ended June 30, 2026) due to the Pivot (as we no longer have Partner compensation on new sales after November 1, 2024 and the Partner compensation recorded in the current year was the amortization of Partner compensation that was deferred in prior periods), and a $1.3 million decrease in media expense due to continued cost containment.

Selling and marketing expense as a percentage of total revenue decreased by 830 bps primarily due to the Pivot and transition from the MLM model to an affiliate model which significantly reduced Partner compensation.

Enterprise Technology and Development

Enterprise technology and development expenses primarily include personnel-related expenses for employees and professional fees paid to consultants to maintain the Company’s enterprise resource planning system, which is the core of our accounting, procurement, supply chain and other business support systems and primarily relate to enterprise systems applications, hardware, and software that serve as the technology infrastructure for the Company and are not directly related to services provided or tangible goods sold. Enterprise technology and development expenses also includes reporting and business analytics tools, security systems such as identity management and payment card industry compliance, office productivity software, research and development tracking tools, research and development expenses related to new nutritional product development, and other non-customer-facing applications. Enterprise technology and development expenses include payroll and related costs for employees involved in the research and development of new and existing products, enterprise technology hosting expenses, depreciation of enterprise technology-related assets, software licenses, and technology equipment leases.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Enterprise technology and development	$9,884	$10,611	$(727)	(7%)
As a percentage of total revenue	19.9%	16.6%

The decrease in enterprise technology and development expenses for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily due to a $0.6 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the past two years.

Enterprise technology and development expense as a percentage of total revenue increased by 330 bps primarily due to a decrease in revenue at a faster pace than the reduction in enterprise technology and development expenses.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Enterprise technology and development	$19,291	$23,207	$(3,916)	(17%)
As a percentage of total revenue	18.6%	17.0%

The decrease in enterprise technology and development expenses for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to a $3.3 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the past two years and a $0.9 million decrease in depreciation expense as a result of certain long-lived assets that were fully depreciated as of December 31, 2025.

Enterprise technology and development expense as a percentage of total revenue increased by 160 bps due to a decrease in revenue at a faster pace than the reduction in enterprise technology and development expenses.

General and Administrative

General and administrative expenses include personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal, and human resources functions. General and administrative expenses also include fees for professional services principally comprised of legal, audit, tax, and insurance.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

General and administrative	$8,560	$11,571	$(3,011)	(26%)
As a percentage of total revenue	17.3%	18.1%

The decrease in general and administrative expenses for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily due to a $2.0 million decrease in professional related expenses due to continued focus on cost containment, a $0.6 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that have occurred in the past two years, and a $0.2 million decrease in insurance expense, as some of our insurance is based on the level of the Company's revenues or the number of employees, which both have declined in the current period compared to the prior period.

General and administrative expenses as a percentage of total revenue decreased by 80 bps due primarily to the decrease in professional related expenses.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

General and administrative	$16,279	$23,228	$(6,949)	(30%)
As a percentage of total revenue	15.7%	17.0%

The decrease in general and administrative expenses for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to a $4.0 million decrease in professional related expenses, a $2.2 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that have occurred in the past two years, and a $0.4 million decrease in insurance expense as some of our insurance is based on the level of the Company's revenues or the number of employees, which both have declined in the current period compared to the prior period.

General and administrative expenses as a percentage of total revenue decreased by 130 bps due primarily to the decrease in professional related expenses.

Restructuring

In 2025 restructuring charges primarily related to additional post Pivot headcount reductions. The charges incurred primarily consist of employee termination costs.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Restructuring	$—	$2,492	$(2,492)	(100%)

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Restructuring	$—	$2,492	$(2,492)	(100%)

Other Income (Expense)

The change in fair value of warrant liabilities consists of the fair value changes of the Term Loan and Common Stock warrants. Interest expense primarily consists of interest expense associated with our borrowings and amortization of debt discount and issuance costs for our Term Loan (as defined below) and ABL Facility. Other income, net, consists primarily of interest income earned on investments and cash equivalents.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Loss on debt extinguishment	$—	$(2,166)	$2,166	(100%)
Change in fair value of warrant liabilities	519	1,558	(1,039)	(67%)
Interest expense	(1,009)	(1,268)	259	(20%)
Other income, net	324	41	283	NM

The loss on debt extinguishment for the three months ended June 30, 2025 was due to the repayment in full ($17.3 million) of the Term Loan as of May 13, 2025. The $1.0 million change in fair value of warrant liabilities during the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, primarily resulted from a 6% decrease in our stock price during the current quarter as compared to a decrease of 45% in the prior year quarter. The $0.3 million decrease in interest expense was primarily due to the decrease in the effective interest rate on the ABL Facility (outstanding since May 13, 2025) as compared to the Term Loan (repaid on May 13, 2025), 14.9% as compared to 28.0% in the prior year period, respectively, partially offset by an increase of approximately 16% in the average principal debt balance outstanding during the current period as compared to the prior year period.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Loss on debt extinguishment	$—	$(2,166)	$2,166	(100%)
Change in fair value of warrant liabilities	328	869	(541)	(62%)
Interest expense	(2,023)	(2,833)	810	(29%)
Other income, net	733	266	467	NM

The loss on debt extinguishment for the six months ended June 30, 2025 was due to the repayment in full ($17.3 million) of the Term Loan as of May 13, 2025. The $0.5 million change in fair value of warrant liabilities during the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily resulted from a 1% decrease in our stock price during the current period as compared to a 33% decrease in our stock price in the prior year period. The $0.8 million decrease in interest expense was primarily due to the decrease in the effective interest rate on the ABL Facility (outstanding since May 13, 2025) as compared to the Term Loan (repaid on May 13, 2025), 14.9% as compared to 28.0% in the prior year period, respectively, partially offset by an increase of approximately 16% in the average principal debt balance outstanding during the current period as compared to the prior year period.

Income Tax Provision

Income tax provision consists of income taxes related to U.S. federal and state jurisdictions as well as those foreign jurisdictions where we have business operations.

	Three months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Income tax provision	$(118)	$(101)	$(17)	17%

The income tax provision increase for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, was primarily driven by changes in our valuation allowance.

	Six months ended June 30,
	2026	2025	$ Change	% Change
	(dollars in thousands)

Income tax provision	$(150)	$(146)	$(4)	3%

The income tax provision increase for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily driven by changes in our valuation allowance.

Liquidity and Capital Resources

ABL Facility and Repayment of Term Loan

On May 13, 2025, the Company, the lenders party thereto and Tiger, as administrative agent, entered into a $35.0 million ABL Facility, which includes a $10.0 million uncommitted accordion that matures on May 13, 2028 with the potential for two one-year extensions which would need to be approved by Tiger. The Company borrowed $25.0 million on the Asset-Based Lending Facility Effective Date. The ABL Facility bears interest based on the one-month SOFR plus 9.00% at its inception with a reduction in the rate to the one-month SOFR plus 7.75% after May 13, 2026 if the Company's fixed charge coverage ratio is greater than 1.10x. The ABL Facility is secured by a first lien on substantially all of the Company’s assets and there is no required payment of principal until July 1, 2026 and thereafter the principal repayment is approximately $2.1 million per year, which is split into equal monthly payments of $177,083. The remaining unpaid principal balance of the ABL Facility will be due on May 13, 2028, unless the ABL Facility is extended pursuant to its terms. During the six months ended June 30, 2026, the ABL Facility had an effective interest rate of 14.86% and a cash interest rate of 12.66%.

The Company used the proceeds from the ABL Facility to repay in full its existing Term Loan on May 13, 2025 (outstanding principal balance of $17.3 million as of the date of repayment) along with the repayment of the outstanding paid in kind of $0.5 million, a prepayment premium of $0.3 million and outstanding accrued interest of $0.2 million. The repayment of the Term Loan was accounted for as a debt extinguishment and the Company wrote off the remaining amount of unamortized debt discount and debt issuance costs as of the repayment date ($1.7 million) which in addition to the prepayment premium ($0.3 million) and certain legal expenses, was recorded as a loss on debt extinguishment of $2.2 million in the three and six months ended June 30, 2025.

After repaying in full its existing Term Loan, the ABL Facility provided the Company with approximately $5 million in additional capital on its balance sheet.

The ABL Facility also contains customary representations, warranties, and covenants, which include, but are not limited to, restrictions on indebtedness, liens, restricted payments, asset sales, affiliate transactions, changes in line of business, investments, negative pledges and amendments to organizational documents and material contracts. The ABL Facility contains customary events of default, which among other things include (subject to certain exceptions and cure periods): (1) failure to pay principal, interest, or any fees or certain other amounts when due; (2) breach of any representation or warranty, covenant, or other agreement in the ABL Facility and other related loan documents; (3) the occurrence of certain bankruptcy or insolvency proceedings; and (4) certain other customary events of default.

The Company’s financial covenants under the ABL Facility were as follows until they were amended as part of the First Amended ABL Facility Credit Agreement, which is discussed below:

1.
The Company shall not fail to exceed the Three Month Total Billings Target (as defined in the Credit Agreement).
2.
The Company shall not fail to exceed the Quarterly Digital Subscriptions Target (as defined in the Credit Agreement).
3.
On an annual basis, the amount of Capital Expenditures (as defined in the Credit Agreement) for the year then ended shall be less than $10 million, which can increase based on certain cost savings metrics.
4.
Liquidity, as defined in the Credit Agreement, shall be greater than $12 million at all times and during a Cure Period (as defined in the Credit Agreement) shall be greater than $13.2 million.

ABL Facility First Amendment

On January 7, 2026, the Company and Tiger entered into the First Amended ABL Facility Credit Agreement, which amended the Company’s existing Credit Agreement. The First Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) eliminate the capital expenditures covenant, (2) increase the minimum liquidity financial covenant from $12 million to $15 million, (3) the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants are not tested unless the Company's cash balance is less than $4.6 million greater than the outstanding debt principal (a Covenant Testing Period, as defined in the First Amended ABL Facility Credit Agreement), (4) decrease the minimum Monthly Digital Subscriptions Target covenant level from 850,000 to 700,000, which is tested if a Covenant Testing Period (as defined in the First Amended ABL Credit Facility Agreement) has been triggered, (5) add an additional financial covenant such that if a Covenant Testing Period, as defined in the First Amended ABL Facility Credit Agreement) is in effect, the

Company must maintain a minimum BFCCR (as defined in the First Amended ABL Facility Credit Agreement) of at least 1.1x, (6) extended the date for potential decrease in the interest rate of the ABL Facility from SOFR plus 9.00% to SOFR plus 7.75% from May 13, 2026 to December 31, 2026, (7) extended the Make Whole prepayment premium from November 13, 2026 to July 7, 2027, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred a 1% amendment fee on the outstanding ABL Facility balance prior to the amendment (fee of $0.3 million).

See Note 9, Debt, for additional information on the First Amended ABL Facility Credit Amendment.

ABL Facility Second Amendment

On August 3, 2026, the Company and Tiger entered into the Second Amended ABL Facility Credit Agreement which amended the Company’s existing Credit Agreement which had been previously amended by the ABL Facility First Amendment on January 7, 2026. The Second Amended ABL Facility Credit Agreement amends, among other things, certain terms of the Credit Agreement including without limitation, to (1) the minimum Three Months Total Billings Target and the minimum Monthly Digital Subscriptions financial covenants are not tested unless the Company's cash balance is less than $22.5 million, (a Covenant Testing Period, as defined in the Second Amended ABL Facility Credit Agreement), a decrease from the previous required cash level of $4.6 million greater than the outstanding debt principal ($29.6 million at June 30, 2026), (2) eliminate the minimum BFCCR covenant, (3) increase the minimum liquidity financial covenant from $15 million to $18 million, which will decrease at a monthly amount of approximately $0.2 million beginning March 1, 2027, to $16 million, (4) decrease the minimum Monthly Digital Subscriptions Target covenant level from 700,000 to 650,000 through December 31, 2026 and 550,000 thereafter, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (5) the Three Months Billings Target (as defined in the Second Amended ABL Facility Credit Agreement) increased from 90% to 92.5% of the forecast provided to the lender on the ABL Facility Second Amendment Effective Date, which is tested if a Covenant Testing Period (as defined in the Second Amended ABL Facility Credit Agreement) has been triggered, (6) the interest rate of the ABL Facility will remain at SOFR plus 9.00% till the maturity of the ABL Facility, (7) the monthly principal payment will increase by approximately $0.1 million, and (8) amend certain financial definitions, reporting covenants and other covenants thereunder.

The Company incurred an amendment fee of $0.3 million.

See Note 9, Debt, and Note 16, Subsequent Events, for additional information on the Second Amended ABL Facility Credit Amendment.

Liquidity Considerations

We were in compliance with the financial covenants under our ABL Facility as of June 30, 2026. The Company believes it will have adequate cash flows to support its ongoing operations for at least one year following the date that these condensed consolidated financial statements are issued.

See Note 9, Debt, for additional information on the ABL Facility and the repayment of the Term Loan.

Term Loan

On August 8, 2022, the Company, Beachbody, LLC, a Delaware limited liability company and wholly-owned direct subsidiary of the Company (the “Borrower”), and certain subsidiaries of the Company (together with the Company, the “Guarantors”), entered into a financing agreement (as amended, the “Financing Agreement”) with the lenders party thereto and Blue Torch Finance, LLC, ("Blue Torch") as administrative agent and collateral agent for such lenders, providing for a senior secured term loan facility in an initial aggregate principal amount of $50.0 million (the “Term Loan”). Obligations under the Financing Agreement were guaranteed by the Guarantors and secured by a lien on and security interest in substantially all of the assets of the Borrower and the Guarantors, subject to customary exceptions. Between January 1, 2024 and April 30, 2025, the Company made partial prepayments of $13.7 million on the Term Loan. As noted above, the Term Loan was repaid in full on May 13, 2025. During the period from January 1, 2025 to May 13, 2025, the Term Loan was a SOFR loan, with an effective interest rate of 28.00% and a cash interest rate of 11.63%.

See Note 9, Debt, for additional information on the Term Loan.

Purchase Commitments and Lease Obligations

As of June 30, 2026, we have $17.4 million of purchase commitments and lease obligations associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. See Note 8, Commitments and Contingencies, for discussion of our contractual commitments that are primarily due within the next year.

Cash Flows

For the six months ended June 30, 2026 and 2025, our net cash flows were as follows:

	Six months ended June 30,
	2026	2025
	(in thousands)

Net cash (used in) provided by operating activities	$(4,282)	$6,580
Net cash used in investing activities	(1,444)	(2,511)
Net cash (used in) provided by financing activities	(640)	785

As of June 30, 2026, we had cash and cash equivalents totaling $32.4 million.

Net cash (used in) provided by operating activities was $(4.3) million and $6.6 million for the six months ended June 30, 2026 and 2025, respectively. The increase in net cash used in operating activities during the six months ended June 30, 2026, compared to the prior year period, was primarily due to a decrease in cash provided by other assets of $17.1 million, an increase in cash used for inventory of $8.3 million (due primarily to the Company's increased focus on nutritional products as well as the Company beginning to sell nutritional products through a retail environment), a decrease in cash provided by prepaid expenses of $2.5 million, a decrease in cash provided by the amortization of content assets of $2.3 million, a decrease in cash provided by loss on debt extinguishment of $2.2 million, and a decrease in cash provided by equity based compensation of $1.3 million, partially offset by an increase in net income of $15.3 million, an increase in cash provided by accounts payable of $6.2 million, and a decrease in cash used by deferred revenue of $3.4 million.

Net cash used in investing activities was $1.4 million and $2.5 million for the six months ended June 30, 2026 and 2025, respectively. The decrease in net cash used in investing activities was due to a decrease in capital expenditures of $1.1 million due to continued focus by management on capital expenditures, in particular related to technology.

Net cash (used in) provided by financing activities was $(0.6) million and $0.8 million for the six months ended June 30, 2026 and 2025, respectively. The increase in net cash used in financing activities was primarily due to the repayment of the Term Loan and the $25.0 million borrowing on the ABL Facility in the prior year.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth and overall economic conditions. We continue to assess and efficiently manage our working capital and expect to generate additional liquidity through continued cost control initiatives. We believe that existing cash and cash equivalents and cost control initiatives will provide the Company with sufficient liquidity to meet our anticipated cash needs, including debt service requirements, for the next twelve months as well as for the longer term (i.e., beyond the next twelve months).

We may explore additional debt or equity financing to supplement our anticipated working capital balances and further strengthen our financial position, but do not at this time know which form it will take or what the terms will be. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financial covenants that would restrict our operations. The sale of additional equity would result in additional dilution to our shareholders. There can be no assurances that we will be able to raise additional capital in amounts or on terms acceptable to us.

Critical Accounting Policies and Estimates

There have been no material changes to the Company's critical accounting estimates discussed in the 2025 Annual Report on Form 10-K in Item 7 under the heading Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates.

Recent Accounting Pronouncements

See Note 1, Description of Business and Summary of Significant Accounting Policies, of the notes to our unaudited condensed consolidated financial statements included elsewhere in this Report for recently adopted accounting pronouncements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

We are exposed to foreign currency exchange risk related to transactions in currencies other than the U.S. Dollar, which is our functional currency. Our foreign subsidiaries, sales, certain inventory purchases and operating expenses expose us to foreign currency exchange risk. For the six months ended June 30, 2026 and 2025, approximately 7% and 8%, respectively, of our revenue was in foreign currencies. These sales were primarily denominated in Canadian dollars and British pounds.

We may use derivative instruments to manage the effects of fluctuations in foreign currency exchange rates on our net cash flows. We may enter into option contracts to hedge forecasted payments, typically for up to 12 months, for cost of revenue, selling and marketing expenses, general and administrative expenses and intercompany transactions not denominated in the local currencies of our foreign operations. We may designate some of these instruments as cash flow hedges and record them at fair value as either assets or liabilities within the consolidated balance sheets. Some of these instruments may be freestanding derivatives for which hedge accounting does not apply.

The Company has no outstanding foreign exchange options at June 30, 2026 and December 31, 2025. As part of the Pivot, the Company decided to exit the sale of nutritional and other physical products in the United Kingdom (the "UK") and France. Nutrition and other revenue in the UK and France were not significant.

A hypothetical 10% change in exchange rates, with the U.S. dollar as the functional and reporting currency, would result in an approximate $1.5 million increase or decrease in cost of revenue and operating expenses.

The Company has no foreign exchange derivative instruments at June 30, 2026 and year ended December 31, 2025.

Item 4. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of June 30, 2026. Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are and, from time to time, we may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Other than as set forth below, there have been no material changes from the information previously reported under Part I, Item 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

On May 22, 2023, Jessica Lyons, an individual, and a group of other plaintiffs filed a class action complaint with the Los Angeles County Superior Court alleging that the Company misclassified its Partners as contractors rather than as employees and committed other violations of the California Labor Code. The Company understands that the plaintiffs in this matter intend on filing additional claims under the Private Attorney General Act of 2004 ("PAGA"). The Company and certain executive officers are listed as defendants in the complaint. The plaintiffs are seeking monetary damages. The Company filed a motion to compel arbitration in the case. The firm representing Ms. Lyons has also filed 28 arbitration actions in Los Angeles County in anticipation that the Company's motion to compel arbitration will be upheld. We have continued to deny the allegations in the complaint and have vigorously defended ourselves in this action. As of October 7, 2025, the parties reached a settlement that resulted in a dismissal of all claims, including all 28 filed arbitrations.

A motion to dismiss the entire class action and PAGA complaint was filed on December 29, 2025, which was granted on January 12, 2026, and has now been formally dismissed in its entirety.

On June 14, 2024, Bryan Reilly on behalf of himself and similarly situated current and former stockholders of Forest Road Acquisition Corp., which later became the Beachbody Company, Inc. (“Forest Road”), filed a verified class action complaint (the “Reilly Action”) in the Delaware Chancery Court against the former directors and officers of Forest Road, as well as Forest Road Acquisition Sponsor LLC, Forest Road Company LLC, Zach Tarica, and Jeremy Tarica (together the “Forest Road Sponsor Defendants”) alleging claims for breach of fiduciary duty in connection with the merger among Forest Road, The Beachbody Company, Inc., and Myx in 2021 (the “Merger”). The lawsuit also brought claims against the Company, Kevin Meyer, and The Raine Group LLC (“Raine”) alleging aiding and abetting breach of fiduciary duty, and against the former Forest Road directors and officers, the Forest Road Sponsor Defendants, Raine, and Meyer for unjust enrichment. We also have certain indemnification obligations as to some or all of the former Forest Road directors and Raine as to certain claims.

The Reilly Action generally alleges that the proxy that Forest Road issued prior to the Merger contained numerous material misstatements and omissions that impaired the Forest Road stockholders’ ability to make an informed decision regarding whether to redeem their stock in connection with the Merger. The plaintiff also asserts that the Merger was a conflicted transaction because the Forest Road Sponsor Defendants and the former Forest Road directors were incentivized to close the Merger even if it was a value-decreasing transaction for Forest Road’s public stockholders. As to the Company, Meyer, and Raine, the complaint alleges that these defendants aided and abetted the Forest Road defendants’ disclosure violations. On December 5, 2024, the plaintiffs in the Reilly Action dismissed without prejudice the aiding and abetting claims against the Company and Raine. Consequently, the Company is not currently a party to the litigation but its indemnification obligation as to certain of the remaining defendant directors remains.

On July 1, 2025, the Defendants in the Reilly Action filed a motion to dismiss with the Delaware Chancery Court. On September 30, 2025, this motion to dismiss was granted, dismissing the action with prejudice and giving the Plaintiffs thirty days to file an appeal. On October 15, 2025, Plaintiffs filed a notice of appeal for the Reilly Action. The appeal was heard on April 22, 2026, and on May 7, 2026, the Supreme Court of the State of Delaware issued its order, affirming the lower court’s decision and dismissing the case.

On October 14, 2024, the firm Milberg Coleman Bryson Phillips Grossman ("Milberg") filed 10 arbitration demands alleging that the Company violated the Video Privacy Protection Act. The arbitration demands state that Milberg currently represents approximately 6,239 additional subscribers of BODi and intends to file similar demands for each person. The plaintiffs are seeking monetary damages as well as injunctive and equitable relief. As of September 11, 2025, the parties reached a settlement that resulted in a release of all threatened claims, including on behalf of all alleged affected subscribers.

Item 1A. Risk Factors.

There have been no material developments with respect to the information previously reported under Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. These risk factors describe some of the assumptions, risks, uncertainties and other factors that could adversely affect our business or that could otherwise result in changes that differ materially from our expectations. We may disclose changes to such risk factors or disclose additional risk factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosure.

Not applicable.

Item 5. Other Information.

During the three months ended June 30, 2026, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” each as defined in Item 408(a) of Regulation S-k.

Item 6. Exhibits.

Exhibit		Incorporated by Reference				Filed or Furnished herewith
		Form	Exhibit	Filing Date	File No.

3.1	Second Amended and Restated Certificate of Incorporation of The Beachbody Company, Inc.	10-K	3.1	3/11/2024	001-39735
3.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of The Beachbody Company, Inc.	8-K	3.1	11/27/2023	001-39735
3.3	Second Amended and Restated Bylaws of The Beachbody Company, Inc.	8-K	3.1	12/18/2024	001-39735
4.1	Form of Third Amended and Restated Warrant to Purchase Stock	8-K	10.2	10/21/2024	001-39735
10.1	Amendment No. 2 to Credit Agreement, dated as of August 3, 2026 by and among The Beachbody Company, Inc., Beachbody, LLC, the borrower parties thereto, the guarantor parties thereto, the lenders party thereto and Tiger Finance, LLC, as administrative and collateral agent	8-K	10.1	8/6/2026	001-39735
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a)					*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a)					*

32.1	Certification of Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350					**

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					*
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith

** Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company, Inc.

Date: August 10, 2026	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer
(Principal Executive Officer)

Date: August 10, 2026	By:	/s/ Brad Ramberg
Brad Ramberg
Interim Chief Financial Officer
(Interim Principal Financial Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Carl Daikeler, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 10, 2026	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

1

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brad Ramberg, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 10, 2026	By:	/s/ Brad Ramberg
Brad Ramberg
Interim Chief Financial Officer (Interim Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 10, 2026	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 10, 2026	By:	/s/ Brad Ramberg
Brad Ramberg
Interim Chief Financial Officer (Interim Principal Financial Officer)